Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 3 DATED MAY 18, 2022

TO THE PROSPECTUS DATED APRIL 18, 2022

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated April 18, 2022 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	an update to our prospectus summary;

●	an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on May 13, 2022;

●	an updated “Our Portfolio” section; and

●	our condensed consolidated unaudited financial statements and the notes thereto as of and for the period ended March 31, 2022, as included in our Quarterly Report on Form 10-Q, filed on May 13, 2022.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLCP?” and the third paragraph under the section “Business—The Manager and the Sub-Manager,” which appear on pages 4 and 83, respectively, of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that has made private capital investments in middle-market companies located primarily in the United States for 38 years. Since its inception in 1984 through March 31, 2022, LLCP and the LLCP Senior Executives have managed approximately $12.9 billion of capital. From 1994 through March 31, 2022, LLCP has sponsored and managed fifteen private funds in addition to our company, raised a total of approximately $10.5 billion of capital commitments from over 175 institutional and other investors, and invested approximately $7.2 billion in 101 middle-market companies across various industries, including franchisors, business services, and light manufacturing and engineered products. LLCP currently has a team of more than 58 transactional and supporting professionals. As of March 31, 2022, LLCP had approximately $9.2 billion under management. LLCP is managed by a tenured, nine-person Executive Committee, comprised of Lauren B. Leichtman, Arthur E. Levine, Matthew G. Frankel, Michael B. Weinberg, Stephen J. Hogan, David I. Wolmer, Andrew M. Schwartz, Matthew M. Rich and Micah B. Levin (together, the “LLCP Senior Executives”), an experienced team supported by approximately 25 Corporate Finance professionals and 8 Originations professionals.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report on Form 10-Q.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is based on the unaudited condensed consolidated financial statements as of March 31, 2022 and December 31, 2021, and for the three months ended March 31, 2022 and 2021. Amounts as of December 31, 2021 included in the unaudited condensed consolidated statements of assets and liabilities have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the audited consolidated financial statements, notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2021 (our “Form 10-K”). Capitalized terms used in this supplement have the same meaning as in the accompanying unaudited condensed financial statements unless otherwise defined herein.

Overview

CNL Strategic Capital, LLC is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. We are externally managed by the Manager, CNL Strategic Capital Management, LLC, an entity that is registered as an investment adviser under the Advisers Act. The Manager is controlled by CNL Financial Group, LLC, a private investment management firm specializing in alternative investment products. We have engaged the Manager under the Management Agreement pursuant to which the Manager is responsible for the overall management of our activities and sub-managed by the Sub-Manager, Levine Leichtman Strategic Capital, LLC, a registered investment adviser, under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Sub-Manager is an affiliate of Levine Leichtman Capital Partners, LLC.

The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisitions and debt financing opportunities, subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

Since we commenced operations on February 7, 2018, we have acquired equity and debt investments in middle market U.S. businesses with annual revenues primarily between $15 million and $250 million. Our businesses have a track record of stable and predictable operating performance, are highly cash flow generative and have management teams who have a meaningful ownership stake in their respective company. As of March 31, 2022, we had seven investments structured as controlling equity interests in combination with debt positions and three investments structured as minority equity interests in combination with debt positions. All of our debt investments were current as of March 31, 2022.

We were formed as a Delaware limited liability company on August 9, 2016 and we operate and intend to continue to operate our business in a manner that will permit us to avoid registration under the Investment Company Act. We are not a “blank check” company within the meaning of Rule 419 of the Securities Act. We commenced operations on February 7, 2018.

Our Common Shares Offerings

Public Offerings

On March 7, 2018, we commenced the Initial Public Offering of up to $1.1 billion of shares, which included up to $100.0 million of shares being offered through our distribution reinvestment plan, pursuant to the Initial Registration Statement. On November 1, 2021, we commenced the Follow-On Public Offering of up to $1.1 billion of shares, which includes up to $100.0 million of shares being offered through our distribution reinvestment plan, of our shares, upon which the Initial Registration Statement was deemed terminated.

Through March 31, 2022, we had received net proceeds from the Public Offerings of approximately $317.4 million, including approximately $8.7 million received through our distribution reinvestment plan. As of March 31, 2022, the public offering price was $33.97 per Class A share, $32.44 per Class T share, $30.62 per Class D share and $31.49 per Class I share. See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” included in this supplement for additional information regarding the Initial Public Offering.

Through March 31, 2022, we had incurred selling commissions and dealer manager fees of approximately $5.8 million from the sale of Class A shares and Class T shares in the Public Offerings. The Class D shares and Class I shares sold through March 31, 2022 were not subject to selling commissions and dealer manager fees. We also incurred obligations to reimburse the Manager and Sub-Manager for organization and offering costs of approximately $4.7 million based on actual amounts raised through the Public Offerings through March 31, 2022. These organization and offering costs related to the Public Offerings were advanced by the Manager and Sub-Manager, as described further in Note 5. “Related Party Transactions” of “Financial Statements” included in this supplement.

We are currently offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, “Non-founder shares”) through the Follow-On Public Offering. There are differing selling fees and commissions for each share class. We also pay distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to our distribution reinvestment plan).

In April 2022, our board of directors approved new per share public offering prices for each share class in the Follow-On Public Offering. The new public offering prices are effective as of April 27, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Follow-On Public Offering through April 30, 2022:

	Class A	Class T	Class D	Class I
Effective April 27, 2022:
Public Offering Price, Per Share	$34.22	$32.84	$30.97	$31.73
Selling Commissions, Per Share	2.05	0.99	—	—
Dealer Manager Fees, Per Share	0.86	0.57	—	—

Portfolio and Investment Activity

As of March 31, 2022, we had invested in ten portfolio companies, consisting of equity investments and debt investments in each portfolio company. The table below presents our investments by portfolio company (in millions):

		As of March 31, 2022
		Equity Investments		Debt Investments(1)
Portfolio Company	Initial Investment Date	Ownership %	Cost Basis	Senior Secured Debt	Interest Rate	Maturity Date	Cost Basis	Total Cost Basis(2)
Lawn Doctor	2/7/2018	61%	$27.8	Second Lien	16.0%	7/7/2026	$15.0	$42.8
Polyform	2/7/2018	87	15.6	First Lien	16.0	8/7/2023	15.7	31.3
Roundtables	8/1/2019	81	32.4	Second Lien	16.0	8/1/2025	12.1	44.5
Roundtables	11/13/2019	—	—	First Lien	8.0	11/13/2022	2.0	2.0
Milton	11/21/2019	13	6.6	Second Lien	15.0	12/19/2027	3.4	10.0
Resolution Economics	1/2/2020	8	7.1	Second Lien	15.0	1/2/2026	2.8	9.9
Blue Ridge	3/24/2020	16	9.9	Second Lien	15.0	12/28/2028	2.6	12.5
HSH	7/16/2020	75	17.3	First Lien	15.0	7/16/2027	24.4	41.7
ATA(3)	4/1/2021	75	37.1	First Lien	15.0	4/1/2027	37.0	74.1
Douglas	10/7/2021	90	35.5	Second Lien	16.0	10/7/2028	15.0	50.5
Clarion	12/9/2021	99	46.8	First Lien	15.0	12/9/2028	22.5	69.3
			$236.1				$152.5	$388.6

FOOTNOTES:

(1)	The note purchase agreements contain customary covenants and events of default. As of March 31, 2022, all of our portfolio companies were in compliance with their respective debt covenants.

(2)	See the Schedule of Investments and Note 3. “Investments” under “Financial Statements” included in this supplement for additional information related to our investments, including fair values as of March 31, 2022.

(3)	Includes $1.1 million equity investment made in February 2022.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on our results of operations and cash flows from operations, which would impact our ability to make distributions to shareholders. See our Form 10-K for the year ended December 31, 2021 for additional information regarding our portfolio companies and their related business activities.

In May 2022, we, through a wholly-owned subsidiary, acquired an approximate 84% interest in the common equity of Vektek for consideration of approximately $56.9 million, subject to certain post-closing adjustments. Additionally, on the closing date of the Acquisition, we, through a wholly-owned subsidiary, made a debt investment of approximately $24.4 million in the form of a senior secured note issued by Vektek.

Non-GAAP Financial Measures

This Quarterly Report on Form 10-Q contains financial measures utilized by management to evaluate the operating performance and liquidity of our portfolio companies that are not calculated in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Each of these measures, Adjusted EBITDA and Adjusted Free Cash Flow (“FCF”), should not be considered in isolation from or as superior to or as a substitute for net income (loss), income (loss) from operations, net cash provided by (used in) operating activities, or other financial measures determined in accordance with GAAP. We use these non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our portfolio companies. We present these non-GAAP measures quarterly for our portfolio companies in which we own a controlling equity interest and annually for all of our portfolio companies.

You are encouraged to evaluate the adjustments to Adjusted EBITDA and Adjusted FCF, including the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA and Adjusted FCF, you should be aware that in the future our portfolio companies may incur expenses that are the same as or similar to some of the adjustments in this presentation. The presentations of Adjusted EBITDA and Adjusted FCF should not be construed as an inference that the future results of our portfolio companies will be unaffected by unusual or non-recurring items.

We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA and Adjusted Free Cash Flow may not be comparable to similar measures disclosures by other companies, because not all companies calculate these non-GAAP measures in the same manner. Because of these limitations and additional limitations described below, Adjusted EBITDA and Adjusted FCF should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on the GAAP results and using Adjusted EBITDA and Adjusted FCF only as supplemental measures.

Additionally, we provide our proportionate share of each non-GAAP measure because our ownership percentage of each portfolio company varies. We urge investors to consider our ownership percentage of each portfolio company when evaluating the results of each of our portfolio companies.

Adjusted EBITDA

When evaluating the performance of our portfolio, we monitor Adjusted EBITDA to measure the financial and operational performance of our portfolio companies and their ability to pay contractually obligated debt payments to us. In connection with this evaluation, the Manager and Sub-Manager review monthly portfolio company operating performance versus budgeted expectations and conduct regular operational review calls with the management teams of the portfolio companies.

We present Adjusted EBITDA as a supplemental measure of the performance of our portfolio companies because we believe it assists investors in comparing the performance of such businesses across reporting periods on a consistent basis by excluding items that we do not believe are indicative of their core operating performance.

We define Adjusted EBITDA as net income (loss), plus (i) interest expense, net, and loan cost amortization, (ii) taxes and (iii) depreciation and amortization, as further adjusted for certain other non-recurring items that we do not consider indicative of the ongoing operating performance of our portfolio companies. These further adjustments are itemized below. Our proportionate share of Adjusted EBITDA is calculated based on our equity ownership percentage at period end.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are: (i) Adjusted EBITDA does not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (iii) Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on indebtedness; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; (v) Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (vi) other companies in similar industries as our portfolio companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The tables below reconcile our proportionate share of Adjusted EBITDA of our portfolio companies from net income (loss) of such portfolio companies for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31, 2022(1)
	Lawn Doctor(2)	Polyform	Roundtables	HSH	ATA	Douglas	Clarion
Net income (loss) (GAAP)	$632	$308	$(138)	$654	$(1,416)	$(321)	$558
Interest and debt related expenses	1,160	720	640	933	1,500	600	843
Depreciation and amortization	615	455	507	928	1,089	134	244
Income tax expense (benefit)	203	124	(43)	185	—	(104)	228
Adjusted EBITDA (non-GAAP)	$2,610	$1,607	$966	$2,700	$1,173	$309	$1,873

Our Ownership Percentage(3)	61%	87%	81%	75%	75%	90%	99%
Our Proportionate Share of Adjusted EBITDA (non-GAAP)	$1,580	$1,400	$780	$2,012	$880	$279	$1,856

	Three Months Ended March 31, 2021(1)
	Lawn Doctor(2)	Polyform	Roundtables	HSH
Net income (loss) (GAAP)	$667	$1,058	$(93)	$334
Interest and debt related expenses	1,003	721	641	935
Depreciation and amortization	624	434	379	929
Income tax expense (benefit)	224	423	(26)	94
Adjusted EBITDA (non-GAAP)	$2,518	$2,636	$901	$2,292

Our Ownership Percentage(3)	61%	87%	81%	75%
Our Proportionate Share of Adjusted EBITDA (non-GAAP)	$1,548	$2,296	$728	$1,719

FOOTNOTES:

(1)	Excludes three portfolio companies in which we owned a minority equity interest as of March 31, 2022 and 2021.

(2)	Excludes amounts attributable to non-controlling interests.

(3)	Represents our undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

Adjusted Free Cash Flow

We monitor Adjusted FCF to measure the liquidity of our portfolio companies. We present Adjusted FCF as a supplemental measure of the performance of our portfolio companies since such measure reflects the cash generated by the operating activities of our portfolio companies and to the extent such cash is not distributed to us, it generally represents cash used by the portfolio companies for the repayment of debt, investing in expansions or acquisitions, reserve requirements or other corporate uses by such portfolio companies, and such uses reduce our potential need to make capital contributions to the portfolio companies for our proportionate share of cash needed for such items. We use Adjusted FCF as a key factor in our planning for, and consideration of, acquisitions, the payment of distributions and share repurchases.

We define Adjusted FCF as cash from operating activities less capital expenditures, net of proceeds from the sale of property and equipment, of our portfolio companies, as further adjusted for certain non-recurring items. These further adjustments are itemized below. Our proportionate share of Adjusted FCF is calculated based on our equity ownership percentage at period end. Adjusted FCF does not represent cash available to our business except to the extent it is distributed to us, and to the extent actually distributed to us, we may not have control in determining the timing and amount of distributions from our portfolio companies, and therefore, we may not receive such cash.

Adjusted FCF has limitations as an analytical tool. Some of these limitations are: (i) Adjusted FCF does not account for future contractual commitments; (ii) Adjusted FCF excludes required debt service payments; (iii) Adjusted FCF does not reflect the impact of certain cash charges resulting from matters we do not consider to be indicative of the on-going operations of our portfolio companies; and (iv) other companies in similar industries as our portfolio companies may calculate Adjusted FCF differently, limiting its usefulness as a comparative measure. This non-GAAP measure should not be considered in isolation, as a measure of residual cash flow available for discretionary purposes or as an alternative to operating cash flows presented in accordance with GAAP.

The tables below reconcile our proportionate share of Adjusted FCF of our portfolio companies from cash provided by (used in) operating activities of such portfolio companies for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31, 2022(1)
	Lawn Doctor	Polyform	Round-tables	HSH	ATA	Douglas	Clarion
Cash provided by (used in) operating activities (GAAP)	$3,568	$(410)	$4,623	$(201)	$(3,845)	$(658)	$784
Capital expenditures(2)	(58)	(138)	(36)	(11)	(8)	(153)	—
Adjusted FCF (non-GAAP)	$3,510	$(548)	$4,587	$(212)	$(3,853)	$(811)	$784

Our Ownership Percentage(3)	61%	87%	81%	75%	75%	90%	99%
Our Proportionate Share of Adjusted FCF (non-GAAP)	$2,125	$(477)	$3,704	$(158)	$(2,890)	$(732)	$777

	Three Months Ended March 31, 2021(1)
	Lawn Doctor	Polyform	Roundtables	HSH
Cash provided by operating activities (GAAP)	$2,879	$754	$4,756	$821
Capital expenditures(2)	(29)	(99)	—	(107)
Adjusted FCF (non-GAAP)	$2,850	$655	$4,756	$714

Our Ownership Percentage(3)	61%	87%	81%	75%
Our Proportionate Share of Adjusted FCF (non-GAAP)	$1,752	$571	$3,841	$532

FOOTNOTES:

(1)	Excludes three portfolio companies in which we owned a minority equity interest as of March 31, 2022 and 2021.

(2)	Capital expenditures relate to the purchase of property, plant and equipment.

(3)	Represents our undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

Our aggregate proportionate share of Adjusted FCF was approximately $2.3 million and $9.0 million for the three months ended March 31, 2022 and 2021, respectively. As discussed above, cash not distributed to us is used by our portfolio companies for various reasons, including, but not limited to, repayment of debt, investing in acquisitions and general cash reserves.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control. We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our operating and management fee expenses and to make distributions. These earnings and cash flows, net of any minority interests in these businesses, will be available:

●	first, to meet our management fees and corporate overhead expenses; and

●	second, to fund business operations and to make distributions to our shareholders.

COVID-19

See Item 1A. “Risk Factors” in Part I and Item 7. “Management’s Discussion of Analysis of Financial Condition and Results of Operations” in Part II of our Form 10-K for the year ended December 31, 2021 for information regarding the risks of COVID-19. The Company and the operations of its portfolio companies have not been materially adversely affected as a result of the COVID-19 pandemic.

Size of assets

If we are unable to raise substantial funds, we will be limited in the number and type of acquisitions we may make. The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, as we have seen and continue to see with the COVID-19 pandemic, which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital. Furthermore, economic growth remains affected by inflationary pressure and supply chain related disruptions and could be slowed or halted by significant external events. Some of our portfolio companies have experienced supply chain related disruptions from time to time. In some instances, strategic decisions to hold more inventory have been made as a result of ongoing supply chain related disruptions. Significant changes or volatility in the capital markets have and may continue to have a negative effect on the valuations of our businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset long term or through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Liquidity and Capital Resources

General

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund acquisitions, make additional investments in our portfolio companies, make distributions to our shareholders and fund our operations. Our primary sources of cash will generally consist of:

●	the net proceeds from the Offerings;

●	distributions and interest earned from our assets; and

●	proceeds from sales of assets and principal repayments from our assets.

We expect we will have sufficient cash from current sources to meet our liquidity needs for the next twelve months. However, we may opt to supplement our equity capital and increase potential returns to our shareholders through the use of prudent levels of borrowings. We may use debt when the available terms and conditions are favorable to long-term investing and well-aligned with our business strategy. In light of the current COVID-19 pandemic and its impact on the global economy, we are closely monitoring overall liquidity levels and changes in the business performance of our portfolio companies to be in a position to enact changes to ensure adequate liquidity going forward.

While we generally intend to hold our assets for the long term, certain assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

As of March 31, 2022 and December 31, 2021, we had cash of approximately $75.6 million and $58.7 million, respectively.

Sources of Liquidity and Capital Resources

Offerings. We received approximately $22.0 million and $24.9 million in net proceeds during the three months ended March 31, 2022 and 2021, respectively, from the Public Offerings, which excludes approximately $1.6 million and $0.8 million raised through our distribution reinvestment plan, respectively. As of March 31, 2022, we had approximately 832 million authorized common shares remaining for sale.

Operating Activities. We used operating cash flows (excluding amounts related to purchases of investments) of approximately $0.3 million during the three months ended March 31, 2022, and we generated operating cash flows of approximately $1.4 million during the three months ended March 31, 2021. The decrease in operating cash flows (excluding amounts related to purchases of investments) for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021 is primarily attributable to an increase in annual payments to our Manger and Sub-Manager related to total return incentive fees and Expense Support (reimbursement), partially offset by an increase in investment income.

Borrowings. We had not borrowed any amounts under our $25.0 million Line of Credit as of March 31, 2022. The purpose of the Line of Credit is for general Company working capital and acquisition financing purposes. See Note 8. “Borrowings” under “Financial Statements” included in this supplement for additional information regarding the Line of Credit.

Uses of Liquidity and Capital Resources

Investments. We used approximately $1.1 million of cash to purchase an additional equity investment in one of our portfolio companies during the three months ended March 31, 2022. We did not purchase investments during the three months ended March 31, 2021.

Distributions. We paid distributions to our shareholders of approximately $3.2 million and $2.4 million (which excludes distributions reinvested of approximately $1.6 million and $0.8 million, respectively) during the three months ended March 31, 2022 and 2021, respectively. See “Distributions Declared” below for additional information.

Share Repurchases. We paid approximately $0.5 million and $2.0 million during the three months ended March 31, 2022 and 2021, respectively, to repurchase shares in accordance with our Share Repurchase Program.

Reimbursement of Expense Support. During the three months ended March 31, 2022, we reimbursed the Manager and Sub-Manager approximately $1.8 million for Expense Support received in previous years. The Manager and Sub-Manager have provided approximately $3.2 million of Expense Support that has not been reimbursed and that may become subject to reimbursement in the future, of which the Company had accrued approximately $1.6 million as of March 31, 2022. Expense Support is received or Expense Support reimbursement paid annually. As of March 31, 2022, management believes that reimbursement payments by the Company to the Manager and Sub-Manager for the remaining unreimbursed Expense Support are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements will automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement. See Note 5. “Related Party Transactions” under “Financial Statements” included in this supplement for additional information.

Distributions Declared

The Company’s board of directors declared distributions on a monthly basis during the three months ended March 31, 2022 and 2021 (three record dates), and such distributions are paid monthly in arrears. The following table reflects the total distributions declared during the three months ended March 31, 2022 and 2021 (in thousands except per share data):

	Three Months Ended March 31,
	2022			2021
Distribution Period	Distributions Declared(1)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested (2)	Distributions Declared(1)(2)	Distributions Reinvested (2)	Cash Distributions Net of Distributions Reinvested (2)
First Quarter	$4,928	$1,630	$3,298	$3,290	$789	$2,501
	$4,928	$1,630	$3,298	$3,290	$789	$2,501

FOOTNOTES:

(1)	Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2022 – March 31, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2021 – March 31, 2021	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2)	Amounts based on distribution record date.

Cash distributions declared net of distributions reinvested were funded from the following sources noted below (in thousands):

	Three Months Ended March 31,
	2022		2021
	Amount	% of Cash Distributions Declared, Net of Distributions Reinvested	Amount	% of Cash Distributions Declared, Net of Distributions Reinvested
Net investment income before Expense Support (reimbursement)	$5,676	172.1%	$(229)	(9.2)%
Expense Support (reimbursement)	(1,630)	(49.4)	2,650	106.0
Net investment income	4,046	122.7	2,421	96.8
Cash distributions net of distributions reinvested in excess of net investment income(1)	—	—	80	3.2
Cash distributions declared net of distributions reinvested(2)	$3,298	100.0%	$2,501	100.0%

 FOOTNOTES:

(1)	Consists of offering proceeds for the three months ended March 31, 2021.

(2)	Excludes $1,630 and $789 of distributions reinvested pursuant to our distribution reinvestment plan during the three months ended March 31, 2022 and 2021, respectively.

Distribution amounts and sources of distributions declared vary among share classes. We calculate each shareholder’s specific distribution amount for the period using record and declaration dates. Distributions are declared on all classes of our shares at the same time. Amounts distributed to each class are allocated among the holders of our shares in such class in proportion to their shares. Distributions on the Non-founder shares may be lower than distributions on Founder shares because we are required to pay higher management and total return incentive fees to the Manager and the Sub-Manager with respect to the Non-founder shares. Additionally, distributions on Class T and Class D shares are lower than distributions on Class FA, Class A, Class I and Class S shares because we are required to pay ongoing distribution and shareholder servicing fees with respect to Class T and Class D shares. There is no assurance that we will pay distributions in any particular amount, if at all.

See Note 6. “Distributions” under “Financial Statements” included in this supplement for additional disclosures regarding distributions, including per share amounts declared for each share class and sources of total distributions for the periods presented.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan pursuant to which shareholders who purchase shares in the Public Offerings have their cash distributions automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable, unless such shareholders elect to receive distributions in cash, are residents of Opt-In States, or are clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan. Opt-In States include Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Mississippi, Nebraska, New Hampshire, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington. Shareholders who are residents of Opt-In States, holders of Class FA shares, and clients of certain participating broker-dealers that do not permit automatic enrollment in our distribution reinvestment plan automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares. Cash distributions paid on Class FA shares are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

The purchase price for shares purchased under our distribution reinvestment plan is equal to the most recently determined and published net asset value per share of the applicable class of shares. Because the distribution and shareholder servicing fee is calculated based on net asset value, it reduces net asset value and/or distributions with respect to Class T shares and Class D shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under the Share Repurchase Program.

We do not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the distribution and shareholder servicing fee payable with respect to Class T or Class D shares, respectively, sold in the Public Offerings is allocated among all Class T or Class D shares, respectively, including those sold under our distribution reinvestment plan and those received as distributions.

Our shareholders will be taxed on their allocable share of income, even if their distributions are reinvested in additional shares of our common shares and even if no distributions are made.

Share Repurchase Program

We adopted the Share Repurchase Program effective March 2019, as amended, pursuant to which we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares (at least 5% of his or her shares) back to us at a price equal to the net asset value per share of the month immediately prior to the repurchase date. The repurchase date is generally the last business day of the month of a calendar quarter end. We are not obligated to repurchase shares under the Share Repurchase Program. If we determine to repurchase shares, the Share Repurchase Program also limits the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares to up to 2.5% of our aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of our aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of our trailing four quarters). The Share Repurchase Program also includes certain restrictions on the timing, amount and terms of our repurchases intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.

The aggregate amount of funds under the Share Repurchase Program is determined on a quarterly basis at the sole discretion of our board of directors. During any calendar quarter, the total amount of aggregate repurchases is limited to the aggregate proceeds from our distribution reinvestment plan during the previous quarter unless our board of directors determines otherwise. At the sole discretion of our board of directors, we may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested and the order of priority described in the Share Repurchase Program. We may repurchase shares including fractional shares, computed to three decimal places.

Under the Share Repurchase Program, our ability to make new acquisitions of businesses or increase the current distribution rate may become limited if, over any two-year period, we experience repurchase demand in excess of capacity. If, during any consecutive two year period, we do not have at least one quarter in which we fully satisfy 100% of properly submitted repurchase requests, we will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under the Share Repurchase Program) until all Unfulfilled Repurchase Requests have been satisfied. Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Manager and the Sub-Manager will defer their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling our acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to our businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under our organizational documents or those of our subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by our board of directors.

During the three months ended March 31, 2022 and 2021, we received requests for the repurchase of approximately $5.2 million and $1.2 million, respectively, of our common shares, which exceeded proceeds received from our distribution reinvestment plan in the applicable periods by approximately $3.8 million and $0.5 million, respectively. Our board of directors approved the use of other sources to satisfy repurchase requests received in excess of proceeds received from the distribution reinvestment plan.

The following table summarizes the shares repurchased during the three months ended March 31, 2022 and 2021 (in thousands except per share data):

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA shares	138	$4,555	$33.00
Class A shares	5	147	31.08
Class T shares	5	157	30.90
Class D shares	—	8	30.62
Class I shares	12	373	31.49
Three Months Ended March 31, 2022	160	$5,240	$32.76

Class FA shares	2	$62	$30.95
Class A shares	14	411	29.65
Class T shares	11	325	29.53
Class D shares	4	116	29.11
Class I shares	10	297	29.97
Three Months Ended March 31, 2021	41	$1,211	$29.71

Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying condensed consolidated financial statements and notes thereto.

Through March 31, 2022, we had acquired equity and debt investments in ten portfolio companies using the net proceeds from our Public Offerings. As of March 31, 2022 and 2021, the fair value of our portfolio totaled approximately $468.7 million and $245.1 million, respectively. See “Portfolio and Investment Activity” above for discussion of the general terms and characteristics of our assets, and for information regarding our portfolio companies.

The following table summarizes our operating results for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Total investment income	$11,742	$3,959
Total operating expenses	(6,284)	(4,188)
Expense support (reimbursement)	(1,630)	2,650
Net investment income before taxes	3,828	2,421
Income tax benefit	218	—
Net investment income	4,046	2,421
Net change in unrealized appreciation on investments	11,769	13,912
Net change in deferred taxes on investments	(696)	67
Net increase in net assets resulting from operations	$15,119	$16,400

Investment Income

Investment income consisted of the following for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Interest income	$5,837	$3,058
Dividend income	5,905	901
Total investment income	$11,742	$3,959

The majority of our interest income is generated from our debt investments, all of which had fixed rate interest as of March 31, 2022 and 2021. As of March 31, 2022 and 2021, our weighted average annual yield on our accruing debt investments was 15.3% and 15.4%, respectively, based on amortized cost as defined above in “Portfolio and Investment Activity.” Interest income from our debt investments was approximately $5.8 million and $3.0 million for the three months ended March 31, 2022 and 2021. The increase in interest income during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, is primarily attributable to additional debt investments during the twelve months ended March 31, 2022 of approximately $74.5 million. Additionally, we earn a nominal amount of interest income on our cash accounts.

Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Dividend income was approximately $5.9 million and $0.9 million during the three months ended March 31, 2022 and 2021, respectively. During the three months ended March 31, 2022, we received dividend income from all seven of our majority-owned portfolio companies, as compared to dividend income from three of our majority-owned portfolio companies during the three months ended March 31, 2021.

Our total investment income for the three months ended March 31, 2022, resulted in annualized cash yields ranging from 3.2% to 35.3% based on our investment cost, as compared to 3.2% to 12.4% for the three months ended March 31, 2021.

We do not believe that our interest income, dividend income and total investment income are representative of either our stabilized performance or our future performance. We expect investment income to increase in future periods as we increase our base of assets that we expect to acquire from existing cash, borrowings and an expected increase in capital available for investment using proceeds from the Public Offerings.

Operating Expenses

Our operating expenses for the three months ended March 31, 2022 and 2021 were as follows (in thousands):

	Three Months Ended March 31,
	2022	2021
Total return incentive fees	$2,892	$2,293
Base management fees	1,863	834
Organization and offering expenses	530	414
Professional services	423	385
Pursuit costs	160	—
Distribution and shareholder servicing fees	159	64
Custodian and accounting fees	121	54
Insurance expense	59	55
Director fees and expenses	51	51
General and administrative expenses	26	38
Total operating expenses	6,284	4,188
Expense support	—	(2,650)
Reimbursement of expense support	1,630	—
Net expenses	$7,914	$1,538

We consider the following expense categories to be relatively fixed in the near term: insurance expenses and director fees and expenses. Variable operating expenses include total return incentive fees, base management fees, organization and offering expenses, professional services, distribution and shareholder servicing fees, custodian and accounting fees, general and administrative, and pursuit costs. We expect these variable operating expenses to increase in connection with the growth in our asset base (base management fees, total return incentive fees, accounting fees and general and administrative expenses), the number of shareholders and open accounts (professional services, distribution and shareholder servicing fees and custodian fees), and/or the complexity of our investment processes and capital structure (professional services).

Total Return Incentive Fee

The Manager and Sub-Manager are eligible to receive incentive fees based on the Total Return to Shareholders, as defined in the Management Agreement and Sub-Management Agreement, for each share class in any calendar year, payable annually in arrears. We accrue (but do not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and perform a final reconciliation at completion of each calendar year. The total return incentive fee is due and payable to the Manager and Sub-Manager no later than ninety (90) calendar days following the end of the applicable calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement.

We recorded total return incentive fees of approximately $2.9 million and $2.3 million during the three months ended March 31, 2022 and 2021, respectively. The increase in total return incentive fees during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, is primarily due to an increase in net investment income before total return incentive fees, offset partially by a decrease in the change in unrealized appreciation on investments, net of deferred taxes.

Base Management Fee

Our base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares, 2% of the product of (x) our average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital and (ii) for the Founder shares, 1% of the product of (x) our average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears.

We incurred base management fees of approximately $1.9 million and $0.8 million during the three months ended March 31, 2022 and 2021, respectively. The increase in base management fees is primarily attributable to the increase in our average gross assets which were approximately $462.9 million and $239.3 million during the three months ended March 31, 2022 and 2021, respectively.

Organization and Offering Expenses

Organization expenses are expensed on our condensed consolidated statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on our condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to our condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

We expensed organization and offering expenses of approximately $0.5 million and $0.4 million during the three months ended March 31, 2022 and 2021, respectively.

Pursuit Costs

Pursuit costs relate to transactional expenses incurred to identify, evaluate and negotiate acquisitions that ultimately were not consummated. We incurred pursuit costs of approximately $0.2 million during the three months ended March 31, 2022. We did not incur pursuit costs during the three months ended March 31, 2021.

Distribution and Shareholder Servicing Fee

The Managing Dealer is eligible to receive a distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through our distribution reinvestment plan and those received as share distributions) in an amount equal to 1.00% and 0.50%, respectively, of the current net asset value per share.

We incurred distribution and shareholder servicing fees of approximately $0.2 million and $0.1 million during the three months ended March 31, 2022 and 2021, respectively. The increase in distribution and shareholder servicing fees during the three months ended March 31, 2022, is attributable to an increase in Class T and Class D shareholders.

Other Operating Expenses

Other operating expenses (consisting of professional services, insurance expense, custodian and accounting fees, director fees and expenses, and general and administrative expenses) were approximately $0.7 million and $0.6 million during the three months ended March 31, 2022 and 2021, respectively. The increase in other operating expenses during the three months ended March 31, 2022 is primarily attributable to an increase in accounting, legal, tax and valuation professional services resulting from an increase in the number of shareholders and investments, as compared to the three months ended March 31, 2021.

Expense Support and Conditional Reimbursement Agreement

We have entered into an Expense Support and Conditional Reimbursement Agreement with the Manager and the Sub-Manager, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that our annual regular cash distributions exceed our annual net income (with certain adjustments). Expense Support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of our distribution reinvestment plan) to shareholders minus (b) the available operating funds (the “Expense Support”). The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. The Manager and Sub-Manager equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable to the Manager or the Sub-Manager.

Expense Support (Reimbursement) totaled approximately $(1.6) million and $2.7 million during the three months ended March 31, 2022 and 2021, respectively. The actual amount of Expense Support or Expense Support Reimbursement is determined as of the last business day of each calendar year and is paid within 90 days after each year end per the terms of the Expense Support and Conditional Reimbursement Agreement described above. See Note 5. “Related Party Transactions” under “Financial Statements” included in this supplement for additional information.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), we will use such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to the Conditional Reimbursements as described further in the Expense Support and Conditional Reimbursement Agreement. Our obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Other Expenses and Changes in Net Assets

Income Tax Benefit (Expense)

We incur income tax expense or benefit to the extent we have or expect to have taxable income or loss for the current period related to our Taxable Subsidiaries. During the three months ended March 31, 2022, we recorded current income tax benefit of approximately $0.2 million in the condensed consolidated statements of operations, which primarily relates to our controlling equity interest in ATA acquired in April 2021. We did not record current income tax benefit during the three months ended March 31, 2021.

Additionally, we recorded deferred income tax (expense) benefit of approximately $(0.7) million and $0.1 million during the three months ended March 31, 2022 and 2021, respectively, primarily related to unrealized appreciation on investments held by our Taxable Subsidiaries. As of March 31, 2022, two of our equity investments were held in Taxable Subsidiaries, as compared to one equity investment held in Taxable Subsidiaries as of March 31, 2021.

Net Change in Unrealized Appreciation on Investments

Unrealized appreciation is based on the current fair value of our investments as determined by our board of directors based on inputs from the Sub-Manager and our independent valuation firm and consistent with our valuation policy, which take into consideration, among other factors, actual results of our portfolio companies in comparison to budgeted results for the year, future growth prospects, and the valuations of publicly traded comparable companies as determined by our independent valuation firm.

During the three months ended March 31, 2022 and 2021, we recognized a net change in unrealized appreciation on investments of approximately $11.8 million and $13.9 million, respectively, due to EBITDA growth in a substantial portion of our portfolio companies. EBITDA growth is partially attributable to accretive add-on acquisitions made by our portfolio companies.

Net Assets

During the three months ended March 31, 2022 and 2021, the net increase in net assets consisted of the following (in thousands):

	Three Months Ended March 31,
	2022	2021
Operations	$15,119	$16,400
Distributions to shareholders	(4,928)	(3,290)
Capital transactions	31,210	24,405
Net increase in net assets	$41,401	$37,515

Operations decreased by approximately $1.3 million during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021. The decrease in operations is primarily due to a decrease of approximately $2.9 million in the net change in unrealized appreciation on investments, net of deferred taxes, offset partially by an increase in net investment income of approximately $1.6 million.

Distributions increased approximately $1.6 million during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily as a result of an increase in shares outstanding.

Capital share transactions increased approximately $6.8 million during the three months ended March 31, 2022, as compared to the three months ended March 31, 2021, primarily due to an increase in proceeds received through the Public Offerings of approximately $10.0 million and an increase in proceeds received through our distribution reinvestment plan of approximately $0.8 million, offset partially by an increase in share repurchases of approximately $4.0 million.

Total Returns

The following table illustrates year-to-date (“YTD”), trailing 12 months (“One Year”), trailing 36 months (“Three Year”), Three Year annual average and cumulative total returns with and without upfront selling commissions and dealer manager fees (“sales load”), as applicable. All total returns with sales load assume full upfront selling commissions and dealer manager fees. Total returns are calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class. Management believes total return is a useful measure of the overall investment performance of our shares.

	Year-To- Date Total Return	One Year Total Return(1)	Three Year Total Return(2)	Three Year Annual Average Total Return(2)	Cumulative Total Return(3)	Cumulative Total Return Period(3)
Class FA (no sales load)	3.0%	10.5%	40.7%	13.6%	58.2%	February 7, 2018 - March 31, 2022
Class FA (with sales load)	(3.7)%	3.3%	31.5%	10.5%	47.9%	February 7, 2018 - March 31, 2022
Class A (no sales load)	2.8%	9.1%	35.4%	11.8%	49.8%	April 10, 2018 - March 31, 2022
Class A (with sales load)	(6.0)%	(0.2)%	23.9%	8.0%	37.1%	April 10, 2018 - March 31, 2022
Class I	2.8%	9.3%	36.3%	12.1%	51.5%	April 10, 2018 - March 31, 2022
Class T (no sales load)	2.9%	8.7%	31.2%	10.4%	42.8%	May 25, 2018 - March 31, 2022
Class T (with sales load)	(2.0)%	3.5%	25.0%	8.3%	36.0%	May 25, 2018 - March 31, 2022
Class D	3.0%	9.6%	33.5%	11.2%	43.0%	June 26, 2018 - March 31, 2022
Class S (no sales load)	3.5%	11.6%	N/A	N/A	32.5%	March 31, 2020 - March 31, 2022
Class S (with sales load)	(0.1)%	7.7%	N/A	N/A	27.9%	March 31, 2020 - March 31, 2022

FOOTNOTES:

(1)	For the period from April 1, 2021 to March 31, 2022.

(2)	For the period from April 1, 2019 to March 31, 2022. The Three Year annual average total return is calculated as a simple average of the Three Year total return.

(3)	For the period from the date the first share was issued for each respective share class to March 31, 2022.

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above and the risk factors identified in Item 1A in Part I of our Form 10-K for the year ended December 31, 2021 and this Quarterly Report, including the negative impacts from the continued spread of COVID-19.

Our shares are illiquid investments for which there currently is no secondary market. Investors should not expect to be able to resell their shares regardless of how we perform. If investors are able to sell their shares, they will likely receive less than their purchase price. Our net asset value and total returns — which are based in part upon determinations of fair value of Level 3 investments by our board of directors, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.

Hedging Activities

As of March 31, 2022, we had not entered into any derivatives or other financial instruments. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge any such foreign currency exchange risk. It is difficult to predict the impact hedging activities may have on our results of operations.

Inflation

Inflation may affect the fair value of our investments or affect the performance of our portfolio companies. As inflation increases, the fair value of our portfolio companies could decline. Rising inflation has impacted labor rates and input costs at some of our portfolio companies, which may impact margins. We anticipate further cost increases in 2022. Some of our portfolio companies have implemented or will be implementing price increases to minimize the impact on inflationary costs increases on their margins. However, any increases in price may not be sufficient to cover increases in expenses of our portfolio companies. Margin reductions could impact the cash our portfolio companies have available for distributions, which may reduce our dividend income.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Critical Accounting Policies and Use of Estimates

See our Form 10-K for the year ended December 31, 2021 and Note 2. “Significant Accounting Policies” of Part I of this supplement for a summary of our critical accounting policies.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio— Lawn Doctor,” “Our Portfolio— Polyform,” “Our Portfolio— Auriemma U.S. Roundtables,” “Our Portfolio— Milton Industries,” “Our Portfolio— Resolution Economics,” “Our Portfolio— Blue Ridge ESOP Associates,” “Our Portfolio— Healthcare Safety Holdings LLC,” “Our Portfolio— ATA Title Company,” “Our Portfolio—Douglas Machine Corp.,” “Our Portfolio —Clarion Safety Systems” and “Our Portfolio—Vektek Holdings” respectively, which first appear on page 95 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses” and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor’s senior management team.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor’s efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand.

None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

In August 2021, Lawn Doctor was recapitalized with an additional term loan of $10.7 million. Proceeds from the recapitalization were primarily used to pay special distributions to Lawn Doctor’s shareholders, of which we received approximately $6.0 million.

History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as Lawn Doctor’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the “SBIC Fund”), which is managed by an affiliate of the Sub-Manager.

Industry. In 2021, the lawn services market in the United States was an estimated $99.7 billion industry with a growth rate of approximately 1.0%. It is also a highly fragmented industry with two nationwide competitors (one of which is Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 40 states as of March 31, 2022. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 618 as of March 31, 2022, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 1.6%. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. As noted below, Lawn Doctor acquired brands Mosquito Hunters and Ecomaids in May 2018 and May 2019, respectively. The company has grown the two brands from 8 and 2 units at entry to 127 and 76 units as of March 31, 2022, respectively. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended March 31, 2022 was approximately $35.9 million, of which approximately $20.4 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended March 31, 2022, Lawn Doctor’s total revenue and royalties have grown at compound annual growth rates of approximately 11.2% and 7.7%, respectively. Total system wide sales for Lawn Doctor were approximately $183 million, $159 million and $142 million for the years ended December 31, 2021, 2020 and 2019, respectively. Total Lawn Doctor system wide sales for the trailing twelve months ended March 31, 2022 was approximately $189 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand Ecomaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses,” we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform’s strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. None of Polyform’s employees are subject to collective bargaining agreements. Polyform’s corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. (“Zenith”) as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform’s management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 15 years. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform were approximately $22.3 million and $19.0 million for the years ended December 31, 2021 and 2020, respectively. Net sales for Polyform for the trailing twelve months ended March 31, 2022 were approximately $21.3 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 5.3% from 2009 to the trailing twelve months ended March 31, 2022.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in November 2022 with extension options.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 38 topic-specific roundtables across five verticals (credit cards, automotive finance, retail banking, wealth management, and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

Industry.  We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 4.0% of revenue as of March 31, 2022.

Investment Highlights. Roundtables serves approximately 100 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables’ customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2008 to the trailing twelve months ended March 31, 2022, membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.0%.

Total revenue for Roundtables for the years ended December 31, 2021 and 2020 were approximately $13.1 million and $10.9 million, respectively. The total revenue for Roundtables for the trailing twelve months ended March 31, 2022 was approximately $13.8 million. The vast majority of revenues are membership fees. From 2005 to the trailing twelve months ended March 31, 2022, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 14.7%. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.

In April 2021, Roundtables acquired Edgar Dunn’s U.S. roundtables business, which added 6 roundtables to Auriemma’s services offering. This acquisition furthers Roundtables’ strategy of both growing organically and through M&A.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM II Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers. Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

Investment Highlights. We believe that Milton is a more resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 30 years among Milton’s top ten customers. Milton’s net revenue has grown at a compound annual growth rate of approximately 6.4% from 2010 to the trailing twelve months ended March 31, 2022. Net revenues for the years ended December 31, 2021 and 2020 were approximately $47.4 million and $41.2 million, respectively. Milton had net revenue for the trailing twelve months ended March 31, 2022 of approximately $59.9 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

Milton completed four add-on acquisitions during 2021 and 2020, including GH Meiser & Co., Milton’s Bells, Zeeline, and Global-Flex. We believe these add-on acquisitions bolster Milton’s tire gauge, grease and fluid handling, hose assemblies, rubber expansion and metal expansion joints, “PTFE” products and pump connectors product lines. In March 2022, Milton acquired Thunder Technologies which specializes in critical and demanding hose, rubber and expansion joint applications. These acquisitions further Milton’s strategy of both growing organically and through M&A.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.1 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM II Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce of over 100 employees as of March 31, 2022 and includes professionals with PhDs, professionals with master’s degrees, software for statistical analysis (SAS) programmers, and professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor and employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (e.g., equal pay for equal work, #MeToo), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of 13.6% from 2007 to the trailing twelve months ended March 31, 2022. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought-after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success.

We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. Our equity investment represents approximately 16% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM II Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge’s services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended March 31, 2022, Blue Ridge’s total revenue has grown at a compound annual growth rate of approximately 15.5% and grew each year through the financial crisis. Blue Ridge provides services for over 935 ESOP plans with approximately 370,000 plan participants and over 3,300 401(k), defined benefit, and other type plans with over 100,000 plan participants. From 2016 through March 31, 2022, approximately 75% of Blue Ridge’s clients were obtained through referrals. With approximately 6,100 ESOP plans in the United States as of March 31, 2022, we believe that Blue Ridge’s approximately 15% market share demonstrates its strong market positioning, but with plenty of capacity for further growth.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

In July 2020, Blue Ridge acquired Benefit Concepts Systems, Inc., a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. In April 2021, Blue Ridge acquired Coastal Pension Services, a leading provider of outsourced 401(k) administration services in the greater Washington, D.C. area. In December 2021, Blue Ridge acquired a California based provider of outsourced 401(k), defined benefit and cash balance plan administration services. In 2022, Blue Ridge acquired Nicholas and Associates, specializing in in the design and administration of retirement plans. These acquisitions further Blue Ridge’s strategy of both growing organically and through M&A.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 75% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. Members of the HSH executive management team may participate in an options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended March 31, 2022, HSH’s net revenue has grown at a compound annual growth rate of approximately 12.1%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of March 31, 2022, HSH has an estimated 60% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is currently expected to grow at a compound annual growth rate of approximately 12% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

ATA Title Company

Overview. On April 1, 2021, we, through our wholly-owned subsidiary, Huron Title Buyer, LLC, entered into a Membership Interest Purchase Agreement pursuant to which we acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36 million, subject to certain post-closing adjustments (the “ATA Acquisition”). Additionally, on the closing date of the Acquisition, we, through our wholly-owned subsidiary, ATA Strategic Capital DebtCo, LLC, made an approximately $37 million debt investment in subsidiaries of ATA in the form of senior secured notes. The remaining ATA units of equity membership interest are owned by members of the ATA executive management team and former controlling interest owners.

Company Overview. Founded in 1999 and headquartered in Farmington Hills, MI, ATA is a leading national independent title insurance agency and settlement service provider for the residential resale, residential refinance, commercial and default markets. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. ATA has over 400 employees across 60+ offices in the Great Lakes Region (Michigan, Indiana, Ohio and Illinois).

Investment Highlights. ATA’s scale and broad service offering allow it to process closings with minimal outsourcing resulting in higher quality, consistent transaction execution. Further, we believe ATA’s higher touch service is a key distinguishing element for its customers. Although the residential resale and refinance business is driven in part by residential housing market and interest rates, we believe that ATA’s diversified business model positions it well for various market cycles. The total revenue for ATA for the trailing twelve months ended March 31, 2022, was approximately $73.2 million. The total revenue for ATA for the year ended December 31, 2020 was approximately $75 million. From 2011 to the trailing twelve months ended March 31, 2022, ATA’s total revenue has grown at a compound annual growth rate of approximately 6%.

Industry. ATA’s business has nationwide reach through key underwriter relationships and is in the top one percent (1%) of U.S. independent title insurance agencies by volume completing over 50,000 transactions in 2021. ATA is the largest independent agency in the Great Lakes Region with the second largest independent competitor only two-thirds the size.

Growth Opportunities. We believe the following are key growth opportunities for ATA: (i) geographic expansion, (ii) further building the company’s sales function to accelerate organic growth and (iii) accretive acquisitions. In February 2022, ATA acquired Absolute Title, Inc. This acquisition furthers ATA’s strategy of both growing organically and through M&A.

Douglas Machine Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. (“Douglas”). The remaining Douglas capital stock is owned by members of the Douglas executive management team and existing pre-closing owners. In connection with the transaction, our indirect wholly-owned subsidiary, Douglas Machines Buyer, Inc., (the “Buyer”) entered into a Stock Purchase Agreement with Douglas and Douglas Acquisition Company, LLC (the “Seller”) pursuant to which the Seller received aggregate consideration of approximately $40.7 million which included rollover investment from existing pre-closing owners and is subject to certain customary escrow related and post-closing adjustments (“Douglas Acquisition”). Additionally, through a Note Purchase Agreement dated October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes. Subject to such adjustments, we paid approximately $35.5 million at closing for our portion of our equity ownership interest in the capital stock of Douglas.

Company Overview. Founded in 1979 and headquartered in Clearwater, FL, Douglas is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic. As a “one stop solution” for many of its customers, Douglas is a market leader in a niche industry with approximately 20% market share in the “clean-out-of-place” core segment as of March 31, 2022. The clean-out-of-place core segment generally refers to machinery where equipment and parts are removed from their operational area for cleaning.

Investment Highlights. We believe Douglas is well positioned for steady growth in an industry that is estimated to grow approximately 5% per year. We believe this potential growth is supported by increased food safety requirements and greater adoption of automated sanitation systems. We also believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating significant savings in labor and water costs. The total revenue for Douglas for the trailing twelve months ended March 31, 2022 was approximately $24 million. From fiscal year end 2004 to the trailing twelve months ended March 31, 2022, Douglas’ total revenue has grown at a compound annual growth rate of approximately 7.6%.

Growth Opportunities. We believe the following are key growth opportunities for Douglas: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) operational efficiencies, (iv) accretive acquisitions and (v) international expansion.

Clarion Safety Systems

Overview. On December 9, 2021, we, through our wholly-owned subsidiary, Clarion Strategic Capital EquityCo, LLC, acquired an approximately 99% indirect equity ownership interest in Clarion Safety Systems, LLC (“Clarion”). The remaining indirect equity ownership in Clarion in an amount equal to approximately $0.5 million (the “Clarion Management Rollover Amount”) is held by members of the Clarion executive management team. In connection with the transaction, our indirect subsidiary, Clarion Safety Buyer, LLC (the “Clarion Buyer”) entered into a Unit Purchase Agreement (the “Clarion Purchase Agreement”) with the pre-closing members of Clarion (the “Clarion Sellers”) and Clarion Investment Holdings, LLC, as the seller representative, pursuant to which the Clarion Buyer paid aggregate consideration of approximately $67.5 million less the Clarion Management Rollover Amount, subject to certain net working capital, transaction expenses, and other customary post-closing purchase price adjustments (the “Clarion Acquisition”). The Clarion Purchase Agreement contains customary representations, warranties, and covenants by the Clarion Buyer and the Clarion Sellers. Our investment in Clarion is comprised of an indirect common equity interest investment of approximately $46.8 million and a concurrent debt investment of approximately $22.5 million made through our wholly-owned subsidiary, Clarion Strategic Capital DebtCo, LLC, in the form of a senior secured note issued jointly and severally by the Clarion Buyer and Clarion.

Company Overview. Founded in 1990 and headquartered in Milford, PA, Clarion is a provider of standards-based visual safety labels and signs that support original equipment manufacturers (“OEMs”), facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely upon Clarion’s expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction.

Investment Highlights. We believe that Clarion’s revenue streams tend to be recurring and stable as they are tied to the manufacture and sale of a broad, diversified range of global capital equipment. We also believe that Clarion’s products are a cost-effective and necessary method for protecting users from potential liability as adequate warning labels and signs are required by OSHA and other industry bodies, providing for a durable business model. Revenue for Clarion has grown at an approximately 6.9% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended March 31, 2022.

Growth Opportunities. We believe the following are key growth opportunities for Clarion: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) accretive acquisitions and (iv) service offering expansion.

Vektek Holdings

Overview. On May 6, 2022, we, through our wholly-owned subsidiary, Vektek Strategic Capital EquityCo, LLC acquired an approximately 84% indirect equity ownership interest in Vektek Holdings, LLC (“Vektek”). Our total investment of $81.3 million in Vektek is comprised of an indirect common equity interest investment of approximately $56.9 million and a concurrent debt investment of approximately $24.4 million made through our wholly-owned subsidiary, Vektek Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by Vektek. At the closing of the transaction, substantially all of the remaining Vektek equity is owned by certain of the pre-closing members of Vektek.

Company Overview. Founded in 1974 and headquartered in St. Joseph, MO, Vektek designs, engineers and manufactures automated workholding solutions for CNC (Computer Numerical Control) machining. A market leader in high-pressure hydraulic clamps, Vektek products are essential to machine automation, tight tolerance machining and user production throughput. Vektek serves domestic and international machining customers in end markets including general industrial, automotive, agriculture, medical devices, technology and aerospace.

Investment Highlights. Vektek is a leading hydraulic clamp manufacturer. Vektek’s innovative and durable hydraulic clamping solutions, technical expertise, and domestic production differentiate the business from its competitors. Additionally, Vektek sells highly customized products directly to end customers as well as through multi-step channel partners. Vektek’s products serve a large installed base, are low cost and a minimal component of the customers’ engineering spend and we believe have potential to result in meaningful return on investment for customers and strong performance for Vektek. We also believe that Vektek has an established and diversified supply chain infrastructure. Based on our due diligence and industry analysis, we believe the increased demand for industrial automation in CNC machining provide strong secular tailwinds for Vektek’s growth. Vektek’s revenue has grown at an approximately 4.5% compound annual growth rate from the year ended December 31, 2006 to December 31, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Vektek: (i) further existing customer penetration driven by product adoption/automation, new customer wins and Vektek’s sales and marketing expansion initiatives, (ii) further end-market diversification, (iii) accretive acquisitions and (iv) new product development.

Financial Statements

The Prospectus is hereby supplemented with the following financial information, which is excerpted from Part I—Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2022.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share data)

	March 31, 2022 (Unaudited)	December 31, 2021
Assets
Investments at fair value (amortized cost of $388,642 and $387,754, respectively)	$468,654	$455,997
Cash	75,566	58,704
Receivable for shares sold	12,864	—
Prepaid expenses and other assets	91	143
Total assets	557,175	514,844
Liabilities
Due to related parties (Note 5)	5,429	9,922
Payable for shares repurchased	5,240	509
Deferred tax liabilities, net	2,355	1,877
Distributions payable	1,680	1,566
Accounts payable and other accrued expenses	761	661
Total liabilities	15,465	14,535
Commitments and contingencies (Note 11)
Members’ Equity (Net Assets)
Preferred shares, $0.001 par value, 50,000 shares authorized and unissued	—	—
Class FA Common shares, $0.001 par value, 7,400 shares authorized; 4,844 shares issued; 4,421 and 4,559 shares outstanding, respectively	4	5
Class A Common shares, $0.001 par value, 94,660 shares authorized; 1,639 and 1,486 shares issued, respectively; 1,610 and 1,461 shares outstanding, respectively	2	1
Class T Common shares, $0.001 par value, 558,620 shares authorized, respectively; 1,747 and 1,654 shares issued, respectively; 1,695 and 1,609 shares outstanding, respectively	2	2
Class D Common shares, $0.001 par value, 94,660 shares authorized; 1,181 and 1,020 shares issued, respectively; 1,170 and 1,009 shares outstanding, respectively	1	1
Class I Common shares, $0.001 par value, 94,660 shares authorized; 6,281 and 5,519 shares issued, respectively; 6,160 and 5,410 shares outstanding, respectively	6	5
Class S Common shares, $0.001 par value, 100,000 shares authorized; 1,770 shares issued and 1,766 shares outstanding	2	2
Capital in excess of par value	473,961	442,752
Distributable earnings	67,732	57,541
Total Members’ Equity	$541,710	$500,309

Net assets, Class FA shares	$147,112	$148,717
Net assets, Class A shares	50,399	44,958
Net assets, Class T shares	53,038	49,328
Net assets, Class D shares	36,225	30,607
Net assets, Class I shares	195,476	168,704
Net assets, Class S shares	59,460	57,995
Total Members’ Equity	$541,710	$500,309

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	Three Months Ended March 31,
	2022	2021
Investment Income
Interest income	$5,837	$3,058
Dividend income	5,905	901
Total investment income	11,742	3,959
Operating Expenses
Total return incentive fees	2,892	2,293
Base management fees	1,863	834
Organization and offering expenses	530	414
Professional services	423	385
Pursuit costs	160	—
Distribution and shareholder servicing fees	159	64
Custodian and accounting fees	121	54
Insurance expense	59	55
Director fees and expenses	51	51
General and administrative expenses	26	38
Total operating expenses	6,284	4,188
Expense support	—	(2,650)
Reimbursement of expense support	1,630	—
Net operating expenses	7,914	1,538
Net investment income before taxes	3,828	2,421
Income tax benefit	218	—
Net investment income	4,046	2,421
Net unrealized appreciation on investments:
Net change in unrealized appreciation on investments	11,769	13,912
Net change in deferred taxes on investments	(696)	67
Net increase in net assets resulting from operations	$15,119	$16,400

Common shares information:
Net investment income per share	$0.25	$0.23
Net increase in net assets resulting from operations per share	$0.93	$1.53
Weighted average number of common shares outstanding	16,208	10,729

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(in thousands)

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of December 31, 2021	15,814	$16	$442,752	$57,541	$500,309
Net investment income	—	—	—	4,046	4,046
Net change in unrealized appreciation on investments	—	—	—	11,769	11,769
Net change in deferred taxes on investments	—	—	—	(696)	(696)
Distributions to shareholders	—	—	—	(4,928)	(4,928)
Issuance of common shares through the Public Offerings	1,118	1	34,883	—	34,884
Issuance of common shares through distribution reinvestment plan	50	—	1,566	—	1,566
Repurchase of common shares pursuant to share repurchase program	(160)	—	(5,240)	—	(5,240)
Balance as of March 31, 2022	16,822	$17	$473,961	$67,732	$541,710

	Common Shares		Capital in
	Number of Shares	Par Value	Excess of Par Value	Distributable Earnings	Total Net Assets
Balance as of December 31, 2020	10,458	$10	$278,908	$30,044	$308,962
Net investment income	—	—	—	2,421	2,421
Net change in unrealized appreciation on investments	—	—	—	13,912	13,912
Net change in deferred taxes on investments	—	—	—	67	67
Distributions to shareholders	—	—	—	(3,290)	(3,290)
Issuance of common shares through the Public Offerings	844	1	24,857	—	24,858
Issuance of common shares through distribution reinvestment plan	26	—	758	—	758
Repurchase of common shares pursuant to share repurchase program	(41)	—	(1,211)	—	(1,211)
Balance as of March 31, 2021	11,287	$11	$303,312	$43,154	$346,477

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2022	2021
Operating Activities:
Net increase in net assets resulting from operations	$15,119	$16,400
Adjustments to reconcile net increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Purchases of investments	(1,125)	—
Net change in unrealized appreciation on investments	(11,769)	(13,912)
Proceeds from return of capital on investments	237	—
Amortization of deferred offering expenses	—	35
Amortization of deferred financing costs	5	16
Decrease in due to related parties	(4,493)	(1,346)
Increase in accounts payable and other accrued expenses	100	179
Increase in deferred offering expenses	—	(7)
Increase (decrease) in deferred tax liability, net	478	(67)
Decrease in prepaid expenses and other assets	47	64
Net cash (used in) provided by operating activities	(1,401)	1,362
Financing Activities:
Proceeds from issuance of common shares	22,020	24,858
Shares repurchased	(509)	(1,969)
Distributions paid, net of distributions reinvested	(3,248)	(2,426)
Net cash provided by financing activities	18,263	20,463
Net increase in cash	16,862	21,825
Cash, beginning of period	58,704	82,688
Cash, end of period	$75,566	$104,513
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$1,566	$758
Amounts incurred but not paid (including amounts due to related parties):
Distributions payable	$1,680	$1,123
Offering costs	$195	$161
Payable for shares repurchased	$5,240	$1,211

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS (UNAUDITED)

AS OF MARCH 31, 2022

(in thousands except share data)

Company (1)(2)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Note – First Lien – 18.8%
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	$37,000	$37,000	$37,000
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	11/13/2022	2,000	2,000	2,000
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	22,500	22,500
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700	15,700	15,700
Total Senior Secured Notes – First Lien					101,600	101,600
Senior Secured Note – Second Lien – 9.4%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	$12,114	$12,114	$12,114
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,641	2,641	2,641
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	7/7/2026	15,000	15,000	15,000
Milton Industries Inc.	Engineered Products	15.0%	12/19/2027	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834	2,834	2,834
Total Senior Secured Notes – Second Lien					50,942	50,942
Total Senior Secured Notes					152,542	152,542
Equity – 58.4%
ATA Holding Company, LLC(3)	Real Estate Services			37,985	$37,125	$42,383
Auriemma U.S. Roundtables(3)	Information Services and Advisory Solutions			32,386	32,386	39,390
Blue Ridge ESOP Associates	Business Services			9,859	9,859	15,344
Clarion Safety Systems, LLC(3)	Visual Safety Solutions			46,759	46,759	46,760
Douglas Machines Corp.(3)	Sanitation Products			35,500	35,500	35,866
Healthcare Safety Holdings, LLC(3)	Healthcare Supplies			17,320	17,320	29,226
Lawn Doctor, Inc.(3)	Commercial and Professional Services			7,746	27,776	61,294
Milton Industries Inc.	Engineered Products			6,647	6,647	10,113
Polyform Products, Co.(3)	Hobby Goods and Supplies			10,820	15,599	22,500
Resolution Economics, LLC	Business Services			7,166	7,129	13,236
Total Equity					236,100	316,112
TOTAL INVESTMENTS – 86.6%					$388,642	$468,654
OTHER ASSETS IN EXCESS OF LIABILITIES – 13.4%						73,056
NET ASSETS – 100.0%						$541,710

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	Percentages represent fair value as a percentage of net assets for each investment category.

(3)	As of March 31, 2022, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

CONDENSED CONSOLIDATED SCHEDULE OF INVESTMENTS

AS OF DECEMBER 31, 2021

(in thousands except share data)

Company (1)(2)	Industry	Interest Rate	Maturity Date	Principal Amount / No. Shares	Cost	Fair Value
Senior Secured Note – First Lien – 23.3%
ATA Holding Company, LLC	Real Estate Services	15.0%	4/1/2027	37,000	$37,000	$37,000
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	8.0%	11/13/2022	2,000	2,000	2,000
Clarion Safety Systems, LLC	Visual Safety Solutions	15.0%	12/9/2028	22,500	22,500	22,500
Douglas Machines Corp.	Sanitation Products	16.0%	10/7/2028	15,000	15,000	15,000
Healthcare Safety Holdings, LLC	Healthcare Supplies	15.0%	7/16/2027	24,400	24,400	24,400
Polyform Products, Co.	Hobby Goods and Supplies	16.0%	8/7/2023	15,700	15,700	15,700
Total Senior Secured Notes – First Lien					116,600	116,600
Senior Secured Note – Second Lien – 7.2%
Auriemma U.S. Roundtables	Information Services and Advisory Solutions	16.0%	8/1/2025	12,114	$12,114	$12,114
Blue Ridge ESOP Associates	Business Services	15.0%	12/28/2028	2,641	2,641	2,641
Lawn Doctor, Inc.	Commercial and Professional Services	16.0%	7/7/2026	15,000	15,000	15,000
Milton Industries, Inc.	Engineered Products	15.0%	12/19/2027	3,353	3,353	3,353
Resolution Economics, LLC	Business Services	15.0%	1/2/2026	2,834	2,834	2,834
Total Senior Secured Notes – Second Lien					35,942	35,942
Total Senior Secured Notes					152,542	152,542
Equity – 60.7%
ATA Holding Company, LLC(3)	Real Estate Services			36,980	$36,000	$41,612
Auriemma U.S. Roundtables(3)	Information Services and Advisory Solutions			32,386	32,386	40,902
Blue Ridge ESOP Associates	Business Services			9,859	9,859	12,731
Clarion Safety Systems, LLC(3)	Visual Safety Solutions			46,759	46,759	46,760
Douglas Machines Corp.(3)	Sanitation Products			35,500	35,500	35,500
Healthcare Safety Holdings, LLC(3)	Healthcare Supplies			17,320	17,320	24,117
Lawn Doctor, Inc.(3)	Commercial and Professional Services			7,746	28,013	56,806
Milton Industries, Inc.	Engineered Products			6,647	6,647	9,286
Polyform Products, Co.(3)	Hobby Goods and Supplies			10,820	15,599	24,116
Resolution Economics, LLC	Business Services			7,166	7,129	11,625
Total Equity					235,212	303,455
TOTAL INVESTMENTS – 91.2%					$387,754	$455,997
OTHER ASSETS IN EXCESS OF LIABILITIES – 8.8%						44,312
NET ASSETS – 100.0%						$500,309

FOOTNOTES:

(1)	Security may be an obligation of one or more entities affiliated with the named company.

(2)	Percentages represent fair value as a percentage of net assets for each investment category.

(3)	As of December 31, 2021, the Company owned a controlling interest in this portfolio company.

See notes to condensed consolidated financial statements.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

1. Principal Business and Organization

CNL Strategic Capital, LLC (the “Company”) is a limited liability company that primarily seeks to acquire and grow durable, middle-market U.S. businesses. The Company is externally managed by CNL Strategic Capital Management, LLC (the “Manager”) and sub-managed by Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”). The Manager is responsible for the overall management of the Company’s activities and the Sub-Manager is responsible for the day-to-day management of the Company’s assets. Each of the Manager and the Sub-Manager are registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Company conducts and intends to continue its operations so that the Company and each of its subsidiaries do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

The Company intends to target businesses that are highly cash flow generative, with annual revenues primarily between $15 million and $250 million and whose management teams seek an ownership stake in the company. The Company’s business strategy is to acquire controlling equity interests in combination with debt positions and in doing so, provide long-term capital appreciation and current income while protecting invested capital. The Company seeks to structure its investments with limited, if any, third-party senior leverage.

The Company intends for a significant majority of its total assets to be comprised of long-term controlling equity interests and debt positions in the businesses it acquires. In addition and to a lesser extent, the Company may acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity interests in combination with other funds managed by the Sub-Manager from co-investments with other partnerships managed by the Sub-Manager or their affiliates. The Company expects that these positions will comprise a minority of its total assets.

The Company commenced its initial public offering of up to $1.1 billion of its limited liability company interests (“shares”) on March 7, 2018 (the “Initial Public Offering”), which included up to $100.0 million of shares being offered through its distribution reinvestment plan, pursuant to a registration statement on Form S-1, as amended (the “Initial Registration Statement”). On November 1, 2021, the Company commenced a follow-on public offering of up to $1.1 billion of shares (the “Follow-On Public Offering” and together with the Initial Public Offering, the “Public Offerings”), which included up to $100.0 million of shares pursuant to a registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). Upon commencement of the Follow-On Public Offering, the Initial Registration Statement was deemed terminated.

Through the Follow-On Public Offering, the Company is offering, in any combination, four classes of shares: Class A shares, Class T shares, Class D shares and Class I shares (collectively, the “Non-founder shares”). There are differing selling fees and commissions and dealer manager fees for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Follow-On Public Offering (excluding sales pursuant to its distributions investment plan). See Note 7. “Capital Transactions” and Note 13. “Subsequent Events” included in this supplement for additional information related to the Public Offerings.

2. Significant Accounting Policies

Basis of Presentation

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained in the Financial Accounting Standards Board Accounting Standards Codification (the “Codification” or “ASC”), which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties. In the opinion of management, the condensed consolidated financial statements reflect all adjustments that are of a normal recurring nature and necessary for the fair presentation of financial results as of and for the periods presented.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Although the Company is organized and intends to conduct its business in a manner so that it is not required to register as an investment company under the Investment Company Act, its financial statements are prepared using the specialized accounting principles of ASC Topic 946, “Financial Services—Investment Companies” (“ASC Topic 946”) to utilize investment company accounting. The Company obtains funds through the issuance of equity interests to multiple unrelated investors, and provides such investors with investment management services. Further, the Company’s business strategy is to acquire interests in middle-market U.S. businesses to provide current income and long term capital appreciation, while protecting invested capital. Overall, the Company believes that the use of investment company accounting on a fair value basis is consistent with the management of its assets on a fair value basis, and makes the Company’s financial statements more useful to investors and other financial statement users in facilitating the evaluation of an investment in the Company as compared to other investment products in the marketplace.

Principles of Consolidation

Under ASC Topic 946 the Company is precluded from consolidating any entity other than an investment company or an operating company which provides substantially all of its services to benefit the Company. In accordance therewith, the Company has consolidated the results of its wholly owned subsidiaries which provide services to the Company in its condensed consolidated financial statements. However, the Company has not consolidated the results of its subsidiaries in which the Company holds debt and equity investments. All intercompany account balances and transactions have been eliminated in consolidation.

Risks and Uncertainties

The novel coronavirus (“COVID-19”) pandemic has continued to impact the U.S. and global economies. The U.S. financial markets have experienced disruption and constrained credit conditions within certain sectors. Although more normalized activities have resumed, at this time the Company cannot predict the full extent of the impacts of the COVID-19 pandemic on the Company and its portfolio companies and the COVID-19 pandemic could have a delayed adverse impact on the Company's financial results. The Company will continue to monitor the pandemic's effects on a daily basis and will adjust its operations as necessary.

The full impact of COVID-19 on the financial and credit markets and consequently on the Company’s financial condition and results of operations is uncertain and cannot be predicted at the current time as it depends on several factors beyond the control of the Company including, but not limited to (i) the uncertainty around the severity and duration of the pandemic and the spread and severity of COVID-19 variants, (ii) the effectiveness of the United States public health response, including the efficacy of the vaccines or other remedies and the speed of their distribution and administration, (iii) the pandemic’s impact on the U.S. and global economies, (iv) the timing, scope and effectiveness of additional governmental responses to the pandemic, (v) the timing and speed of economic recovery, and (vi) the negative impact on its portfolio companies.

Cash

Cash consists of demand deposits at commercial banks. Demand deposits are carried at cost plus accrued interest, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, cash deposits may exceed the insured limits under applicable law.

Use of Estimates

Management makes estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. The uncertainty of future events, including the impact of the COVID-19 pandemic, may materially impact the accuracy of the estimates and assumptions used in the financial statements and related footnotes and actual results could differ from those estimates.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Valuation of Investments

ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC Topic 820”) clarifies that the fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs.

In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is defined as a market in which transactions for the asset or liability occur with sufficient pricing information on an ongoing basis. Publicly listed equity and debt securities and listed derivatives that are traded on major securities exchanges and publicly traded equity options are generally valued using Level 1 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 2 or Level 3 asset.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following: (i) quoted prices for similar assets in active markets; (ii) quoted prices for identical or similar assets in markets that are not active; (iii) inputs that are derived principally from or corroborated by observable market data by correlation or other means; and (iv) inputs other than quoted prices that are observable for the assets. Fixed income and derivative assets, where there is an observable secondary trading market and through which pricing inputs are available through pricing services or broker quotes, are generally valued using Level 2 inputs. If a price for an asset cannot be determined based upon this established process, it shall then be valued as a Level 3 asset.

Level 3 – Unobservable inputs for the asset or liability being valued. Unobservable inputs will be used to measure fair value to the extent that observable inputs are not available and such inputs will be based on the best information available in the circumstances, which under certain circumstances might include the Manager’s or the Sub-Manager’s own data. Level 3 inputs may include, but are not limited to, capitalization and discount rates and earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. Certain assets may be valued based upon estimated value of underlying collateral and include adjustments deemed necessary for estimates of costs to obtain control and liquidate available collateral. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence. Debt and equity investments in private companies or assets valued using the market or income approach are generally valued using Level 3 inputs.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset.

The Company’s board of directors is responsible for determining in good faith the fair value of the Company’s investments in accordance with the valuation policy and procedures approved by the board of directors, based on, among other factors, the input of the Manager, the Sub-Manager, its audit committee, and the independent third-party valuation firm. The determination of the fair value of the Company’s assets requires judgment, especially with respect to assets for which market prices are not available. For most of the Company’s assets, market prices will not be available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of the Company’s net asset value is based, in part, on the fair value of its assets, the Company’s calculation of net asset value is subjective and could be adversely affected if the determinations regarding the fair value of its assets were materially higher than the values that the Company ultimately realizes upon the disposal of such assets. Furthermore, through the valuation process, the Company’s board of directors may determine that the fair value of the Company’s assets differs materially from the values that were provided by the independent valuation firm.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

The Company may also look to private merger and acquisition statistics, public trading multiples adjusted for illiquidity and other factors, valuations implied by third-party investments in the businesses or industry practices in determining fair value. The Company may also consider the size and scope of a business and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

The Company will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the adjusted cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation on investments will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Income Recognition

Interest Income – Interest income is recorded on an accrual basis to the extent that the Company expects to collect such amounts. The Company does not accrue as a receivable interest on loans and debt securities for accounting purposes if it has reason to doubt its ability to collect such interest.

The Company places loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that the Company will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due principal and interest amounts are paid and, in management’s judgment, are likely to remain current. Since inception, the Company has not experienced any past due payments on any of its loan investments.

Dividend Income – Dividend income is recorded on the record date for privately issued securities, but excludes any portion of distributions that are treated as a return of capital. Each distribution received from an equity investment is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Company will not record distributions from equity investments as dividend income unless there are sufficient current or accumulated earnings prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.

Paid in Capital

The Company records the proceeds from the sale of its common shares on a net basis to (i) capital stock and (ii) paid in capital in excess of par value, excluding upfront selling commissions and dealer manager fees.

Share Repurchases

Under the Company’s share repurchase program (the “Share Repurchase Program”), a shareholder’s shares are deemed to have been redeemed as of the repurchase date, which will generally be the last business day of the month of a calendar quarter. Shares redeemed are retired and not available for reissue. See Note 7. “Capital Transactions” included in this supplement for additional information.

Organization and Offering Expenses

Organization expenses are expensed on the Company’s condensed consolidated statements of operations as incurred. Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to the Public Offerings, are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months; however, the end of the deferral period will not exceed 12 months from the date the offering expense is incurred by the Manager and the Sub-Manager.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Distribution and Shareholder Servicing Fees

The Company pays distribution and shareholder servicing fees with respect to its Class T and Class D shares, as described further below in Note 5. “Related Party Transactions” included in this supplement. The Company records the distribution and shareholder servicing fees, which accrue daily, in the Company’s condensed consolidated statements of operations as they are incurred.

Deferred Financing Costs

Financing costs, including upfront fees, commitment fees and legal fees related to borrowings (as further described in Note 8. “Borrowings” included in this supplement) are deferred and amortized over the life of the related financing instrument using the effective yield method. The amortization of deferred financing costs is included in general and administrative expense in the Company’s condensed consolidated statements of operations.

Allocation of Profit and Loss

Class-specific expenses, including base management fees, total return incentive fees, organization and offering expenses, distribution and shareholder servicing fees, expense support (reimbursement) and certain transfer agent fees, are allocated to each share class of common shares in accordance with how such expenses are attributable to the particular share classes, as determined by the Company’s board of directors, the Company’s governing agreements and, in certain cases, expenses which are specifically identifiable to a share class.

Income and expenses which are not class-specific are allocated monthly pro rata among the share classes based on shares outstanding as of the end of the month.

Earnings per Share and Net Investment Income per Share

Earnings per share and net investment income per share are calculated for each share class of common shares based upon the weighted average number of common shares outstanding during the reporting period.

Distributions

The Company’s board of directors has declared and intends to continue to declare distributions based on monthly record dates and such distributions are expected to be paid on a monthly basis one month in arrears. Distributions are made on all classes of the Company’s shares at the same time.

The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Non-founder shareholders participating in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares having the same class designation as the class of shares to which such distributions are attributable at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees. Cash distributions paid on Class FA shares participating in the distribution reinvestment plan are reinvested in additional Class A shares. Class S shares do not participate in the distribution reinvestment plan.

Income Taxes

Under GAAP, the Company is subject to the provisions of ASC 740, “Income Taxes.” The Company follows the authoritative guidance on accounting for uncertainty in income taxes and concluded it has no material uncertain tax positions to be recognized at this time. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as income tax expense in the Company’s condensed consolidated statements of operations.

The Company has operated and expects to continue to operate so that it will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation. Generally, the Company will not be taxable as a corporation if 90% or more of its gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and the Company is not required to register under the Investment Company Act (the “qualifying income exception”). As a partnership, the individual shareholders are responsible for their proportionate share of the Company’s taxable income.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

The Company holds certain equity investments in taxable subsidiaries (the “Taxable Subsidiaries”). The Taxable Subsidiaries permit the Company to hold equity investments in portfolio companies which are “pass through” entities for tax purposes. The Taxable Subsidiaries are not consolidated with the Company for income tax purposes and may generate income tax expense, benefit, and the related tax assets and liabilities, as a result of the Taxable Subsidiaries’ ownership of certain portfolio investments. The income tax expense, or benefit, if any, and related tax assets and liabilities are reflected in the Company’s condensed consolidated financial statements. See Note 9. “Income Taxes” included in this supplement for additional information.

During the three months ended March 31, 2022 and 2021, the Company did not incur any material interest or penalties. Tax years ending December 31, 2021, 2020 and 2019 remain subject to examination by major tax jurisdictions.

3. Investments

In February 2022, the Company made an additional equity investment in ATA of $1.1 million.

The Company’s investment portfolio is summarized as follows as of March 31, 2022 and December 31, 2021 (in thousands):

	As of March 31, 2022
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior secured debt
First lien	$101,600	$101,600	21.7%	18.8%
Second lien	50,942	50,942	10.8	9.4
Total senior secured debt	152,542	152,542	32.5	28.2
Equity	236,100	316,112	67.5	58.4
Total investments	$388,642	$468,654	100.0%	86.6%

	As of December 31, 2021
Asset Category	Cost	Fair Value	Fair Value Percentage of Investment Portfolio	Fair Value Percentage of Net Assets
Senior secured debt
First lien	$116,600	$116,600	25.6%	23.3%
Second lien	35,942	35,942	7.9	7.2
Total senior secured debt	152,542	152,542	33.5	30.5
Equity	235,212	303,455	66.5	60.7
Total investments	$387,754	$455,997	100.0%	91.2%

Collectively, the Company’s debt investments accrue interest at a weighted average per annum rate of 15.3% and have weighted average remaining years to maturity of 4.8 years as of March 31, 2022. The note purchase agreements contain customary covenants and events of default. As of March 31, 2022, all of the Company’s portfolio companies were in compliance with their respective debt covenants.

As of March 31, 2022 and December 31, 2021, none of the Company’s debt investments were on non-accrual status.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

The industry dispersion of the Company’s investment portfolio as a percentage of total fair value of the Company’s investments as of March 31, 2022 and December 31, 2021 were as follows:

Industry	March 31, 2022	December 31, 2021
Real Estate Services	16.8%	17.2%
Commercial and Professional Services	16.3	15.8
Visual Safety Solutions	14.8	15.2
Information Services and Advisory Solutions	11.4	12.1
Healthcare Supplies	11.4	10.6
Sanitation Products	10.9	11.1
Hobby Goods and Supplies	8.2	8.7
Engineered Products	2.9	2.8
Business Services	7.3	6.5
Total	100.0%	100.0%

All investment positions held at March 31, 2022 and December 31, 2021 were denominated in U.S. dollars and located in the United States based on their country of domicile.

In May 2022, the Company acquired a controlling equity interest and made a debt investment in Vektek Holdings, LLC (“Vektek”) and its subsidiaries totaling approximately $81.3 million. See Note 13. “Subsequent Events” included in this supplement for additional information.

Summarized Portfolio Company Financial Information

The following tables present unaudited summarized operating data for the Company’s portfolio companies in which it owned a controlling equity interest during the three months ended March 31, 2022 and 2021, and summarized balance sheet data as of March 31, 2022 (unaudited) and December 31, 2021, as applicable (in thousands):

Summarized Operating Data

	Three Months Ended March 31, 2022
	Lawn Doctor	Polyform	Round- tables	HSH	ATA	Douglas	Clarion
Revenues	$9,664	$5,823	$3,543	$9,606	$14,158	$5,399	$3,619
Expenses	(8,868)	(5,391)	(3,724)	(8,767)	(15,574)	(5,824)	(2,833)
Income (loss) before taxes	796	432	(181)	839	(1,416)	(425)	786
Income tax (expense) benefit	(203)	(124)	43	(185)	—	104	(228)
Consolidated net income (loss)	593	308	(138)	654	(1,416)	(321)	558
Net loss attributable to non-controlling interests	39	—	—	—	—	—	—
Net income (loss)	$632	$308	$(138)	$654	$(1,416)	$(321)	$558

	Three Months Ended March 31, 2021
	Lawn Doctor	Polyform	Roundtables	HSH
Revenues	$8,794	$6,793	$2,852	$7,963
Expenses	(7,978)	(5,312)	(2,971)	(7,535)
Income (loss) before taxes	816	1,481	(119)	428
Income tax (expense) benefit	(224)	(423)	26	(94)
Consolidated net income (loss)	592	1,058	(93)	334
Net loss attributable to non-controlling interests	75	—	—	—
Net income (loss)	$667	$1,058	$(93)	$334

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Summarized Balance Sheet Data

	As of March 31, 2022
	Lawn Doctor	Polyform	Roundtables	HSH	ATA	Douglas	Clarion
Current assets	$12,135	$10,333	$10,759	$14,354	$5,571	$13,684	$3,628
Non-current assets	91,009	28,584	61,307	38,697	90,606	35,528	65,710
Current liabilities	9,592	2,136	13,374	6,715	5,806	5,210	372
Non-current liabilities	63,818	21,548	19,786	28,481	43,458	15,711	22,500
Non-controlling interests	(539)	—	—	—	—	—	—
Stockholders’ equity	30,273	15,233	38,906	17,855	46,913	28,291	46,466
Ownership percentage(1)	61%	87%	81%	75%	75%	90%	99%

	As of December 31, 2021
	Lawn Doctor	Polyform	Roundtables	HSH	ATA	Douglas	Clarion
Current assets	$13,926	$9,940	$2,043	$14,260	$10,029	$13,177	$3,084
Non-current assets	92,309	28,948	61,955	39,653	90,510	40,311	66,182
Current liabilities	7,961	2,290	4,738	7,341	9,002	4,159	420
Non-current liabilities	63,576	21,557	19,771	28,536	43,458	15,711	22,500
Non-controlling interests	(500)	—	—	—	—	—	—
Stockholders’ equity	35,198	15,041	39,489	18,036	48,079	33,618	46,346
Ownership percentage(1)	61%	87%	81%	75%	75%	90%	99%

FOOTNOTE:

(1)	Represents the Company’s undiluted ownership percentage as of the end of the period presented, rounded to the nearest percent.

4. Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies,” included in this supplement, as follows as of March 31, 2022 and December 31, 2021 (in thousands):

	As of March 31, 2022				As of December 31, 2021
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Senior Debt	$—	$—	$152,542	$152,542	$—	$—	$152,542	$152,542
Equity	—	—	316,112	316,112	—	—	303,455	303,455
Total investments	$—	$—	$468,654	$468,654	$—	$—	$455,997	$455,997

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of March 31, 2022 and December 31, 2021 were as follows (in thousands):

March 31, 2022
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$152,542	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	9.0% – 13.5% (11.3%) 5.0x – 14.3x (10.0x) 6.5x – 13.0x (10.5x)	Decrease Increase Increase
Equity	316,112	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	9.0% – 13.5% (11.3%) 5.0x – 14.3x (10.0x) 6.5x – 13.0x (10.5x)	Decrease Increase Increase
Total	$468,654

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

December 31, 2021
Asset Group	Fair Value	Valuation Techniques	Unobservable Inputs	Range (Weighted Average)(1)	Impact to Valuation from an Increase in Input(2)
Senior Debt	$130,042	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.5% – 13.0% (11.4%) 4.1x – 15.2x (8.9x) 6.0x – 12.5x (9.6x)	Decrease Increase Increase
	22,500	Transaction Precedent	Transaction Price	N/A	N/A
Equity	256,695	Discounted Cash Flow Market Comparables Transaction Method	Discount Rate EBITDA Multiple EBITDA Multiple	8.5% – 13.0% (11.4%) 4.1x – 15.2x (8.9x) 6.0x – 12.5x (9.6x)	Decrease Increase Increase
	46,760	Transaction Precedent	Transaction Price	N/A	N/A
Total	$455,997

FOOTNOTES:

(1)	Discount rates are relative to the enterprise value of the portfolio companies and are not the market yields on the associated debt investments. Unobservable inputs were weighted by the relative fair value of the investments.

(2)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding tables include the significant unobservable inputs as they relate to the Company’s determination of fair values for its investments categorized within Level 3 as of March 31, 2022 and December 31, 2021. In addition to the techniques and inputs noted in the tables above, according to the Company’s valuation policy, the Company may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), a transaction approach, or a combination of such approaches, as appropriate. The market approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The transaction approach uses pricing indications derived from recent precedent merger and acquisition transactions involving comparable target companies. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a present value amount range. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

The following tables provide a reconciliation of investments for which Level 3 inputs were used in determining fair value for the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31, 2022
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2022	$152,542	$303,455	$455,997
Additions	—	1,125	1,125
Return of capital(1)	—	(237)	(237)
Net change in unrealized appreciation(2)	—	11,769	11,769
Fair value balance as of March 31, 2022	$152,542	$316,112	$468,654
Change in net unrealized appreciation on investments held as of March 31, 2022(2)	$—	$11,769	$11,769

	Three Months Ended March 31, 2021
	Senior Debt	Equity	Total
Fair value balance as of January 1, 2021	$78,042	$153,155	$231,197
Net change in unrealized appreciation(2)	—	13,912	13,912
Fair value balance as of March 31, 2021	$78,042	$167,067	$245,109
Change in net unrealized appreciation on investments held as of March 31, 2021(2)	$—	$13,912	$13,912

 FOOTNOTES:

(1)	Represents portion of distributions received which were accounted for as a return of capital. See Note 2. “Significant Accounting Policies” included in this supplement for information on the accounting treatment of distributions from portfolio companies.

(2)	Included in net change in unrealized appreciation on investments in the condensed consolidated statements of operations

5. Related Party Transactions

The Manager and Sub-Manager, along with certain affiliates of the Manager or Sub-Manager, receive fees and compensation in connection with the Public Offerings, as well as the acquisition, management and sale of the assets of the Company, as follows:

Managing Dealer

Commissions — The Company pays CNL Securities Corp. (the “Managing Dealer”), an affiliate of the Manager, a selling commission up to 6.00% of the sale price for each Class A share and 3.00% of the sale price for each Class T share sold in the Follow-On Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Dealer Manager Fee — The Company pays the Managing Dealer a dealer manager fee of up to 2.50% of the price of each Class A share and 1.75% of the price of each Class T share sold in the Follow-On Public Offering (excluding sales pursuant to the Company’s distribution reinvestment plan). The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Distribution and Shareholder Servicing Fee — The Company pays the Managing Dealer a distribution and shareholder servicing fee, subject to certain limits, with respect to its Class T and Class D shares sold in the Public Offerings (excluding Class T shares and Class D shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of its current net asset value per share, as disclosed in its periodic or current reports, payable on a monthly basis. The distribution and shareholder servicing fee accrues daily and is paid monthly in arrears. The Managing Dealer may reallow all or a portion of the distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class D shares or, if applicable, to a servicing broker-dealer of the Class T or Class D shares or a fund supermarket platform featuring Class D shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The distribution and shareholder servicing fee is an ongoing fee that is allocated among all Class T and Class D shares, respectively, and is not paid at the time of purchase.

Manager and/or Sub-Manager

Organization and Offering Costs — The Company reimburses the Manager and the Sub-Manager, along with their respective affiliates, for the organization and offering costs (other than selling commissions and dealer manager fees) they have incurred on the Company’s behalf only to the extent that such expenses do not exceed 1.5% of the cumulative gross proceeds from the Public Offerings. The Company incurred an obligation to reimburse the Manager and Sub-Manager for organization and offering costs based on actual amounts raised through the Public Offerings of approximately $0.5 million and $0.4 million during the three months ended March 31, 2022 and 2021, respectively. The Manager and the Sub-Manager have incurred additional organization and offering costs of approximately $4.0 million on behalf of the Company in connection with the Public Offerings (exceeding the respective limitations) as of March 31, 2022. These costs will be recognized by the Company in future periods as the Company receives future offering proceeds from the Follow-On Public Offering to the extent such costs are within the 1.5% limitation.

Base Management Fee to Manager and Sub-Manager — The Company pays each of the Manager and the Sub-Manager 50% of the total base management fee for their services under the Management Agreement and the Sub-Management Agreement, subject to any reduction or deferral of any such fees pursuant to the terms of the Expense Support and Conditional Reimbursement Agreement described below. The Company incurred base management fees of approximately $1.9 million and $0.8 million during the three months ended March 31, 2022 and 2021, respectively.

The base management fee is calculated for each share class at an annual rate of (i) for the Non-founder shares of a particular class, 2% of the product of (x) the Company’s average gross assets and (y) the ratio of Non-founder share Average Adjusted Capital (as defined below), for a particular class to total Average Adjusted Capital and (ii) for the Founder shares of a particular class, 1% of the product of (x) the Company’s average gross assets and (y) the ratio of outstanding Founder share Average Adjusted Capital for a particular class to total Average Adjusted Capital, in each case excluding cash, and is payable monthly in arrears. The management fee for a certain month is calculated based on the average value of the Company’s gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets reflects changes in the fair market value of the Company’s assets, which does not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation or depreciation. The base management fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable month. “Adjusted Capital” is defined as cumulative proceeds generated from sales of the Company’s shares of a particular share class (including proceeds from the sale of shares pursuant to the distribution reinvestment plan, if any), net of upfront selling commissions and dealer manager fees (“sales load”), if any, reduced for the full amounts paid for share repurchases pursuant to any share repurchase program, if any, for such class.

Total Return Incentive Fee on Income to the Manager and Sub-Manager — The Company also pays each of the Manager and the Sub-Manager 50% of the total return incentive fee for their services under the Management Agreement and the Sub-Management Agreement. The Company recorded total return incentive fees of approximately $2.9 million and $2.3 million during the three months ended March 31, 2022 and 2021, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

The total return incentive fee is based on the Total Return to Shareholders (as defined below) for each share class in any calendar year, payable annually in arrears. The Company accrues (but does not pay) the total return incentive fee on a quarterly basis, to the extent that it is earned, and performs a final reconciliation and makes required payments at completion of each calendar year. The total return incentive fee may be reduced or deferred by the Manager and the Sub-Manager under the Management Agreement and the Expense Support and Conditional Reimbursement Agreement described below. For purposes of this calculation, “Total Return to Shareholders” for any calendar quarter is calculated for each share class as the change in the net asset value for such share class plus total distributions for such share class calculated based on the Average Adjusted Capital for such class as of such calendar quarter end. The terms “Total Return to Non-founder Shareholders” and “Total Return to Founder Shareholders” means the Total Return to Shareholders specifically attributable to each particular share class of Non-founder shares or Founder shares, as applicable.

The total return incentive fee for each share class is calculated as follows:

●	No total return incentive fee will be payable in any calendar year in which the annual Total Return to Shareholders of a particular share class does not exceed 7% (the “Annual Preferred Return”).

●	As it relates to the Non-founder shares, all of the Total Return to Shareholders with respect to each particular share class of Non-founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 8.75%, or the “Non-founder breakpoint,” in any calendar year, will be payable to the Manager (“Non-founder Catch Up”). The Non-Founder Catch Up is intended to provide an incentive fee of 20% of the Total Return to Non-founder Shareholders of a particular share class once the Total Return to Non-founder Shareholders of a particular class exceeds 8.75% in any calendar year.

●	As it relates to Founder shares, all of the Total Return to Founder Shareholders with respect to each particular share class of Founder shares, if any, that exceeds the annual preferred return, but is less than or equal to 7.777%, or the “founder breakpoint,” in any calendar year, will be payable to the Manager (“Founder Catch Up”). The Founder Catch Up is intended to provide an incentive fee of 10% of the Total Return to Founder Shareholders of a particular share class once the Total Return to Founder Shareholders of a particular class exceeds 7.777% in any calendar year.

●	For any quarter in which the Total Return to Shareholders of a particular share class exceeds the relevant breakpoint, the total return incentive fee of a particular share class shall equal, for Non-founder shares, 20% of the Total Return to Non-founder Shareholders of a particular class, and for Founder shares, 10% of the Total Return to Founder Shareholders of a particular class, in each case because the annual preferred and relevant catch ups will have been achieved.

●	For purposes of calculating the Total Return to Shareholders, the change in the Company’s net asset value is subject to a High Water Mark. The “High Water Mark” is equal to the highest year-end net asset value, for each share class of the Company since inception, adjusted for any special distributions resulting from the sale of the Company’s assets, provided such adjustment is approved by the Company’s board of directors. If, as of each calendar year end, the Company’s net asset value for the applicable share class is (A) above the High Water Mark, then, for such calendar year, the Total Return to Shareholders calculation will include the increase in the Company’s net asset value for such share class in excess of the High Water Mark, and (B) if the Company’s net asset value for the applicable share class is below the High Water Mark, for such calendar year, (i) any increase in the Company’s per share net asset value will be disregarded in the calculation of Total Return to Shareholders for such share class while (ii) any decrease in the Company’s per share net asset value will be included the calculation of Total Return to Shareholders for such share class. For the years ended December 31, 2022 and 2021, the High Water Marks were as follows:

For the year ended:	Class FA	Class A	Class T	Class D	Class I	Class S
December 31, 2022	$32.62	$30.78	$30.66	$30.35	$31.18	$32.84
December 31, 2021	29.97	28.76	28.67	28.24	29.06	30.08

For purposes of this calculation, “Average Adjusted Capital” for an applicable class is computed on the daily Adjusted Capital for such class for the actual number of days in such applicable quarter. The annual preferred return of 7% and the relevant breakpoints of 8.75% and 7.777%, respectively, are also adjusted for the actual number of days in each calendar year, measured as of each calendar quarter end.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Reimbursement to Manager and Sub-Manager for Operating Expenses and Pursuit Costs — The Company reimburses the Manager and the Sub-Manager and their respective affiliates for certain third party operating expenses and pursuit costs incurred in connection with their provision of services to the Company, including fees, costs, expenses, liabilities and obligations relating to the Company’s activities, acquisitions, dispositions, financings and business, subject to the terms of the Company’s limited liability company agreement, the Management Agreement, the Sub-Management Agreement and the Expense Support and Conditional Reimbursement Agreement (as defined below). The Company does not reimburse the Manager and Sub-Manager for administrative services performed by the Manager or Sub-Manager for the benefit of the Company.

Expense Support and Conditional Reimbursement Agreement — The Company entered into an expense support and conditional reimbursement agreement with the Manager and the Sub-Manager (the “Expense Support and Conditional Reimbursement Agreement”), which became effective on February 7, 2018, pursuant to which each of the Manager and the Sub-Manager agrees to reduce the payment of base management fees, total return incentive fees and the reimbursements of reimbursable expenses due to the Manager and the Sub-Manager under the Management Agreement and the Sub-Management Agreement, as applicable, to the extent that the Company’s annual regular cash distributions exceed its annual net income (with certain adjustments). The amount of such expense support is equal to the annual (calendar year) excess, if any, of (a) the distributions (as defined in the Expense Support and Conditional Reimbursement Agreement) declared and paid (net of the Company’s distribution reinvestment plan) to shareholders minus (b) the available operating funds, as defined in the Expense Support and Conditional Reimbursement Agreement (the “Expense Support”).

The Expense Support amount is borne equally by the Manager and the Sub-Manager and is calculated as of the last business day of the calendar year. Until the Expense Support and Conditional Reimbursement Agreement is terminated, the Manager and Sub-Manager shall equally conditionally reduce the payment of fees and reimbursements of reimbursable expenses in an amount equal to the conditional waiver amount (as defined in and subject to limitations described in the Expense Support and Conditional Reimbursement Agreement). The term of the Expense Support and Conditional Reimbursement Agreement has the same initial term and renewal terms as the Management Agreement or the Sub-Management Agreement, as applicable, to the Manager or the Sub-Manager. Expense support is paid by the Manager and Sub-Manager annually in arrears.

If, on the last business day of the calendar year, the annual (calendar year) year-to-date available operating funds exceeds the sum of the annual (calendar year) year-to-date distributions paid per share class (the “Excess Operating Funds”), the Company uses such Excess Operating Funds to pay the Manager and the Sub-Manager all or a portion of the outstanding unreimbursed Expense Support amounts for each share class, as applicable, subject to certain conditions (the “Conditional Reimbursements”) as described further in the Expense Support and Conditional Reimbursement Agreement. The Company’s obligation to make Conditional Reimbursements shall automatically terminate and be of no further effect three years following the date which the Expense Support amount was provided and to which such Conditional Reimbursement relates, as described further in the Expense Support and Conditional Reimbursement Agreement.

Since inception and through March 31, 2021, the Company received cumulative Expense Support of approximately $5.1 million. The Company recorded Expense Support due from the Manager and Sub-Manager of approximately $2.6 million during the three months ended March 31, 2021, which was ultimately reversed as the Company reimbursed approximately $1.8 million of Expense Support to the Manager and Sub-Manager for the year ended December 31, 2021. As of March 31, 2022, the amount of Expense Support collected from the Manager and Sub-Manager subject to reimbursement was approximately $3.2 million. The Company recorded reimbursement of Expense Support in the condensed consolidated statements of operations of approximately $1.6 million during the three months ended March 31, 2022.

The following table summarizes Expense Support received (excluding years for which reimbursement eligibility has expired), Expense Support reimbursed and the remaining Expense Support that may become reimbursable, subject to the conditions of reimbursement defined in the Expense Support and Conditional Reimbursement Agreement, as of March 31, 2022 (in thousands):

For the Year Ended	Amount of Expense Support Received	Expense Support Reimbursed(1)	Expense Support Subject to Reimbursement(2)	Reimbursement Eligibility Expiration
December 31, 2019	$1,372	$(970)	$402	March 31, 2023
December 31, 2020	3,301	(509)	2,792	March 31, 2024
	$4,673	$(1,479)	$3,194

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

FOOTNOTES:

(1)	Represents Expense Support reimbursed to the Manager and Sub-Manager accrued as of December 31, 2021 and paid during the three months ended March 31, 2022, related to Expense Support received for the years ended December 31, 2020 and 2019. The Company also reimbursed $(353) related to Expense Support received for the year ended December 31, 2018.

(2)	Represents remaining Expense Support that is subject to reimbursement, which is calculated by share class and subject to limitations as defined in the Expense Support and Conditional Reimbursement Agreement. During the three months ended March 31, 2022, management accrued reimbursement of expense support of $1,630. Management believes that Expense Support reimbursement payments by the Company to the Manager and Sub-Manager for unreimbursed Expense Support in excess of this accrual amount are not probable under the terms of the Expense Support and Conditional Reimbursement Agreement as of March 31, 2022.

Distributions

Individuals and entities affiliated with the Manager and Sub-Manager owned approximately 0.4 million and 0.6 million shares as of March 31, 2022 and 2021, respectively and received distributions from the Company of approximately $0.1 million and $0.2 million during the three months ended March 31, 2022 and 2021, respectively.

Related party fees and expenses incurred for the three months ended March 31, 2022 and 2021 are summarized below (in thousands):

		Three Months Ended March 31,
Related Party	Source Agreement & Description	2022	2021
Managing Dealer	Managing Dealer Agreement:
	Commissions	$287	254
	Dealer manager fees	148	131
	Distribution and shareholder servicing fees	159	64
Manager and Sub-Manager	Management Agreement and Sub-Management Agreement:
	Organization and offering reimbursement(1)(2)	530	386
	Base management fees(1)	1,863	834
	Total return incentive fees(1)	2,892	2,293
Manager and Sub-Manager	Expense Support and Conditional Reimbursement Agreement:
	Expense Support	—	(2,650)
	Reimbursement of Expense Support	1,630	—
Manager	Administrative Services Agreement:
	Reimbursement of third-party operating expenses(1)	22	28
Sub-Manager	Sub-Management Agreement:
	Reimbursement of third-party pursuit costs(1)(3)	160	—

FOOTNOTES:

(1)	Expenses subject to Expense Support.

(2)	Organization reimbursements are expensed on the Company’s condensed consolidated statements of operations as incurred. Offering reimbursements are capitalized on the Company’s condensed consolidated statements of assets and liabilities as deferred offering expenses and expensed to the Company’s condensed consolidated statements of operations over the lesser of the offering period or 12 months.

(3)	Includes reimbursement of third-party fees incurred for investments that did not close, including fees and expenses associated with performing due diligence reviews.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

The following table presents amounts due to related parties as of March 31, 2022 and December 31, 2021 (in thousands):

	March 31, 2022	December 31, 2021
Total return incentive fee	$2,892	$7,283
Reimbursement of Expense Support	1,630	1,831
Base management fees	650	578
Organization and offering expenses	195	176
Distribution and shareholder servicing fees	56	53
Reimbursement of third-party operating expenses and pursuit costs	6	1
Total due to related parties	$5,429	$9,922

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

6. Distributions

The Company’s board of directors declared distributions on a monthly basis in each of the three months ended March 31, 2022 and 2021 (three record dates). Declared distributions are paid and reinvested monthly in arrears. The following table reflects the total distributions declared during the three months ended March 31, 2022 and 2021 (in thousands except per share data):

	Three Months Ended March 31,
	2022			2021
Distribution Period(5)	Distributions Declared(1)	Distributions Reinvested(2)	Cash Distributions Net of Distributions Reinvested (2)	Distributions Declared(1)(2)	Distributions Reinvested (2)	Cash Distributions Net of Distributions Reinvested (2)
First Quarter	$4,928	$1,630	$3,298	$3,290	$789	$2,501
	$4,928	$1,630	$3,298	$3,290	$789	$2,501

FOOTNOTES:

(1)	The Company’s board of directors declared distributions per share on a monthly basis. See Note 12. “Financial Highlights” included in this supplement for distributions declared by share class. Monthly distributions declared per share for each share class were as follows:

Record Date Period	Class FA	Class A	Class T	Class D	Class I	Class S
January 1, 2022 - March 31, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167
January 1, 2021 - March 31, 2021	0.104167	0.104167	0.083333	0.093750	0.104167	0.104167

(2)	Amounts based on distribution record date.

The sources of declared distributions on a GAAP basis were as follows (in thousands):

	Three Months Ended March 31,
	2022		2021
	Amount	% of Distributions Declared	Amount	% of Distributions Declared
Net investment income(1)	$4,046	82.1%	$2,421	73.6%
Distributions in excess of net investment income(2)	882	17.9	869	26.4
Total distributions declared	$4,928	100.0%	$3,290	100.0%

FOOTNOTES:

(1)	Net investment income includes Expense Support (reimbursement) of $(1,630) and $2,650 for the three months ended March 31, 2022 and 2021, respectively. See Note 5. “Related Party Transactions” included in this supplement for additional information.

(2)	Consists of distributions made from offering proceeds for the periods presented.

In March 2022, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on April 28, 2022 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

7. Capital Transactions

Public Offerings

Under the Public Offerings, the Company has offered and continues to offer up to $1.0 billion of shares, on a best efforts basis, which means that CNL Securities Corp., as the Managing Dealer of the Public Offerings, uses its best effort but is not required to sell any specific amount of shares. The Company is offering, in any combination, four classes of shares in the Follow-On Public Offering: Class A shares, Class T shares, Class D shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in shares. There are differing selling fees and commissions for each share class. The Company also pays distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class D shares sold in the Public Offerings (excluding sales pursuant to the Company’s distribution reinvestment plan). The public offering price, selling commissions and dealer manager fees per share class are determined monthly as approved by the Company’s board of directors. As of March 31, 2022, the public offering price was $33.97 per Class A share, $32.44 per Class T share, $30.62 per Class D share and $31.49 per Class I share.

The Company is also offering, in any combination, up to $100.0 million of Class A shares, Class T shares, Class D shares and Class I shares to be issued pursuant to its distribution reinvestment plan.

See Note 13. “Subsequent Events” included in this supplement for additional information related to the Follow-On Public Offering.

The following tables summarize the total shares issued and proceeds received by share class in connection with the Public Offerings, excluding shares repurchased through the Share Repurchase Program described further below, for the three months ended March 31, 2022 and 2021 (in thousands except per share data):

	Three Months Ended March 31, 2022
	Proceeds from Public Offerings				Distributions Reinvested(1)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(2)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company(3)	Average Net Proceeds per Share
Class A	140	$4,658	$(307)	$4,351	12	$375	152	$4,726	$31.01
Class T	85	2,744	(128)	2,616	8	253	93	2,869	30.85
Class D	156	4,773	—	4,773	5	164	161	4,937	30.58
Class I	737	23,144	—	23,144	25	774	762	23,918	31.37
	1,118	$35,319	$(435)	$34,884	50	$1,566	1,168	$36,450	$31.21

	Three Months Ended March 31, 2021
	Proceeds from Public Offerings				Distributions Reinvested(1)		Total
Share Class	Shares Issued	Gross Proceeds	Sales Load(2)	Net Proceeds to Company	Shares	Proceeds to Company	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	96	$3,040	$(226)	$2,814	10	$303	106	$3,117	$29.19
Class T	109	3,347	(159)	3,188	3	97	112	3,285	29.25
Class D	61	1,763	—	1,763	3	76	64	1,839	28.81
Class I	578	17,093	—	17,093	10	282	588	17,375	29.60
	844	$25,243	$(385)	$24,858	26	$758	870	$25,616	$29.45

FOOTNOTES:

(1)	Amounts are based on distribution reinvestment date. Distributions are declared monthly and paid or reinvested one month in arrears.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(2)	The Company incurs selling commissions and dealer manager fees on the sale of Class A and Class T shares sold through the Public Offerings. See Note 5. “Related Party Transactions” included in this supplement for additional information regarding up-front selling commissions and dealer manager fees.

(3)	Approximately $12.9 million of net proceeds for shares sold and issued on March 31, 2022 was received in cash in April 2022. The proceeds are recorded in receivable for shares sold in the condensed consolidated statement of assets and liabilities as of March 31, 2022.

Share Repurchase Program

In accordance with the Share Repurchase Program, the total amount of aggregate repurchases of Class FA, Class A, Class T, Class D, Class I and Class S shares is limited to up to 2.5% of the aggregate net asset value per calendar quarter (based on the aggregate net asset value as of the last date of the month immediately prior to the repurchase date) and up to 10% of the aggregate net asset value per year (based on the average aggregate net asset value as of the end of each of the Company’s trailing four quarters). Unless the Company’s board of directors determines otherwise, the Company limits the number of shares to be repurchased during any calendar quarter to the number of shares the Company can repurchase with the proceeds received from the sale of shares under its distribution reinvestment plan in the previous quarter. Notwithstanding the foregoing, at the sole discretion of the Company’s board of directors, the Company may also use other sources, including, but not limited to, offering proceeds and borrowings to repurchase shares.

During the three months ended March 31, 2022 and 2021, the Company received requests for the repurchase of approximately $5.2 million and $1.2 million, respectively, of the Company’s common shares which exceeded proceeds from its distribution reinvestment plan in the applicable periods by approximately $3.8 million and $0.5 million, respectively. The Company’s board of directors approved the use of other sources to satisfy repurchase requests received in excess of proceeds received from the distribution reinvestment plan.

The following table summarizes the shares repurchased during the three months ended March 31, 2022 and 2021 (in thousands except per share data):

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA	138	$4,555	$33.00
Class A	5	147	31.08
Class T	5	157	30.90
Class D	—	8	30.62
Class I	12	373	31.49
Three Months Ended March 31, 2022	160	$5,240	$32.76

	Shares Repurchased	Total Consideration	Average Price Paid per Share
Class FA	2	$62	$30.95
Class A	14	411	29.65
Class T	11	325	29.53
Class D	4	116	29.11
Class I	10	297	29.97
Three Months Ended March 31, 2021	41	$1,211	$29.71

As of March 31, 2022 and December 31, 2021, the Company had a payable for shares repurchased of approximately $5.2 million and $0.5 million, respectively, which were paid in April and January 2022, respectively.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Share Conversions

Class T and Class D shares are converted into Class A shares once the maximum amount of distribution and shareholder servicing fees for those particular shares has been met. The shares to be converted are multiplied by the applicable conversion rate, the numerator of which is the net asset value per share of the share class being converted and the denominator of which is the net asset value per Class A share.

During the three months ended March 31, 2022, 1,704 Class T shares were converted to 1,688 Class A shares at a conversion rate of 0.99. There were no share conversions during the three months ended March 31, 2021.

8. Borrowings

In September 2021, the Company entered into a second amended and restated loan agreement (the “Loan Agreement”) and related promissory note with United Community Bank (d/b/a Seaside Bank and Trust, referred to as “Seaside”) for a $25.0 million line of credit (the “Line of Credit”). The Loan Agreement amended and replaced the previous loan agreements between the Company and Seaside dated June 2019, as amended. The Line of Credit is available for advances through August 16, 2022.

The Company is required to pay a fee to Seaside with each advance under the Loan Agreement in an amount equal to 0.05% of the amount of each borrowing with a maximum fee of $20,000 over a 364-day period. Under the Loan Agreement, the Company is required to pay interest on the borrowed amount at a rate per year equal to the greater of (a) the 30-day LIBOR plus 2.75% and (b) 3.00%. Interest payments are due monthly in arrears. The Company may prepay, without penalty, all or any part of the borrowings under the Loan Agreement at any time and such borrowings are required to be repaid within 180 days or 60 days (depending on the facility drawn upon) of the borrowing date. Under the Loan Agreement, the Company is required to comply with certain covenants including the provision of financial statements on a quarterly basis, a restriction from incurring any debt, and restrictions on the transfer and sale of assets held by certain subsidiaries. Additionally, the Company has a covenant related to its fair market value of investments as a multiple of borrowings outstanding.

In connection with the Loan Agreement, in September 2021, the Company entered into an amended assignment and pledge of deposit account agreement (“Deposit Agreement”) in favor of the lender under the Line of Credit. Under the Deposit Agreement, the Company is required to contribute proceeds from the Public Offerings to pay down the outstanding debt to the extent there are any borrowings outstanding under the Loan Agreement above the minimum cash balance of $2.5 million.

The Company had not borrowed any amounts under the Line of Credit as of March 31, 2022.

9. Income Taxes

The Company incurs income tax expense (benefit) related to its Taxable Subsidiaries. The components of income tax expense (benefit) were as follows during the three months ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021
Current:
Federal	$(174)	$—
State	(44)	—
Total current tax benefit	(218)	—
Deferred:
Federal	512	(46)
State	184	(21)
Total deferred tax expense (benefit)	696	(67)
Income tax expense (benefit)	$478	$(67)

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Significant components of the Company’s deferred tax assets and liabilities as of March 31, 2022 and December 31, 2021 were as follows (in thousands):

	March 31, 2022	December 31, 2021
Deferred tax assets:
Carryforwards for net operating loss	$779	$533
Other	19	18
Valuation Allowance	(23)	(22)
Total deferred tax assets	775	529
Deferred tax liabilities:
Investment basis	—	—
Unrealized appreciation on investments	(3,130)	(2,406)
Total deferred tax liabilities	(3,130)	(2,406)
Deferred tax liabilities, net	$(2,355)	$(1,877)

10. Concentrations of Risk

The Company had three portfolio companies (Lawn Doctor, Polyform and HSH) which met at least one of the significance tests under Rule 8-03(b) of Regulation S-X (the “Significance Tests”) for at least one of the periods presented in the condensed consolidated financial statements.

The portfolio companies are required to make monthly interest payments on their debt, with the debt principal due upon maturity. Failure of any of these portfolio companies to pay contractual interest payments could have a material adverse effect on the Company’s results of operations and cash flows from operations, which would impact its ability to make distributions to shareholders.

11. Commitments & Contingencies

See Note 5. “Related Party Transactions” included in this supplement for information on contingent amounts due to the Manager and Sub-Manager for the reimbursement of organization and offering costs under the Public Offerings and for the reimbursement of Expense Support.

From time to time, the Company and officers or directors of the Company may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company’s rights under contracts with its businesses. As of March 31, 2022, the Company was not involved in any legal proceedings.

In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnifications. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company. However, based on experience, the Company expects that risk of loss to be remote.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

12. Financial Highlights

The following are schedules of financial highlights of the Company attributed to each class of shares for the three months ended March 31, 2022 and 2021 (in thousands except per share data):

	Three Months Ended March 31, 2022
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$32.62	$30.78	$30.66	$30.35	$31.18	$32.84
Net investment income, before reimbursement of Expense Support(1)	0.49	0.29	0.21	0.24	0.28	0.47
Reimbursement of Expense Support(1)(2)	(0.20)	(0.13)	—	—	(0.10)	—
Net investment income(1)	0.29	0.16	0.21	0.24	0.18	0.47
Net realized and unrealized gains, net of taxes(1)(3)	0.68	0.68	0.66	0.66	0.68	0.67
Net increase resulting from investment operations	0.97	0.84	0.87	0.90	0.86	1.14
Distributions to shareholders(4)	(0.31)	(0.31)	(0.25)	(0.28)	(0.31)	(0.31)
Net decrease resulting from distributions to shareholders	(0.31)	(0.31)	(0.25)	(0.28)	(0.31)	(0.31)
Net Asset Value, End of Period	$33.28	$31.31	$31.28	$30.97	$31.73	$33.67

Net assets, end of period	$147,112	$50,399	$53,038	$36,225	$195,476	$59,460
Average net assets(5)	$149,800	$46,920	$50,365	$31,922	$178,731	$58,456
Shares outstanding, end of period	4,421	1,610	1,695	1,170	6,160	1,766
Distributions declared	$1,424	$473	$408	$294	$1,777	$552
Total investment return based on net asset value before total return incentive fee(6)	3.34%	3.40%	3.55%	3.68%	3.43%	3.88%
Total investment return based on net asset value after total return incentive fee(6)	2.95%	2.75%	2.85%	2.98%	2.78%	3.49%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee	0.33%	0.80%	0.98%	1.00%	0.83%	0.37%
Total operating expenses before reimbursement of Expense Support	0.66%	1.49%	1.71%	1.77%	1.53%	0.75%
Total operating expenses after reimbursement of Expense Support	1.24%	1.91%	1.71%	1.77%	1.85%	0.75%
Net investment income before total return incentive fee(8)	1.22%	1.20%	1.41%	1.55%	1.28%	1.80%
Net investment income	0.90%	0.52%	0.68%	0.78%	0.58%	1.42%

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

	Three Months Ended March 31, 2021
	Class FA Shares	Class A Shares	Class T Shares	Class D Shares	Class I Shares	Class S Shares
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$29.97	$28.76	$28.67	$28.24	$29.06	$30.08
Net investment income (loss) before Expense Support(1)	0.10	(0.13)	(0.21)	(0.17)	(0.20)	0.06
Expense Support(1)(2)	0.18	0.28	0.24	0.25	0.37	0.25
Net investment income(1)	0.28	0.15	0.03	0.08	0.17	0.31
Net realized and unrealized gains, net of taxes(1)(3)	1.28	1.28	1.29	1.29	1.29	1.27
Net increase resulting from investment operations	1.56	1.43	1.32	1.37	1.46	1.58
Distributions to shareholders(4)	(0.31)	(0.31)	(0.25)	(0.28)	(0.31)	(0.31)
Net decrease resulting from distributions to shareholders	(0.31)	(0.31)	(0.25)	(0.28)	(0.31)	(0.31)
Net Asset Value, End of Period	$31.22	$29.88	$29.74	$29.33	$30.21	$31.35

Net assets, end of period	$142,896	$33,685	$22,485	$15,062	$76,841	$55,510
Average net assets(5)	$139,658	$31,449	$19,893	$13,486	$63,678	$54,199
Shares outstanding, end of period	4,577	1,127	756	514	2,544	1,770
Distributions declared	$1,431	$335	$170	$132	$668	$553
Total investment return based on net asset value before total return incentive fee(6)(8)	5.20%	5.05%	4.73%	4.99%	5.06%	5.29%
Total investment return based on net asset value after total return incentive fee(6)	5.20%	5.01%	4.63%	4.88%	5.06%	5.29%
RATIOS/SUPPLEMENTAL DATA (not annualized):
Ratios to average net assets:(5)(7)
Total operating expenses before total return incentive fee and Expense Support	0.34%	0.72%	1.08%	0.89%	0.98%	0.44%
Total operating expenses before Expense Support	0.85%	1.72%	2.04%	1.90%	2.01%	0.96%
Total operating expenses after Expense Support	0.25%	0.75%	1.20%	1.03%	0.76%	0.16%
Net investment income before total return incentive fee(8)	0.92%	0.54%	0.22%	0.42%	0.57%	1.02%
Net investment income	0.92%	0.51%	0.10%	0.28%	0.57%	1.02%

FOOTNOTES:

(1)	The per share amounts presented are based on weighted average shares outstanding.

(2)	Expense support (reimbursement) is accrued throughout the year and is subject to a final calculation as of the last business day of the calendar year.

(3)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio investments for the period because of the timing of sales and repurchases of the Company’s shares in relation to fluctuating fair values for the portfolio investments.

CNL STRATEGIC CAPITAL, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(4)	The per share data for distributions is the actual amount of distributions paid or payable per common share outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(5)	The computation of average net assets during the period is based on net assets measured at each month end, adjusted for capital contributions or withdrawals during the month.

(6)	Total investment return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Class FA assumes distributions are reinvested in Class A shares and all other share classes assume distributions are reinvested in the same share class, including Class S shares which do not participate in the distribution reinvestment plan. Amounts are not annualized and are not representative of total return as calculated for purposes of the total return incentive fee described in Note 5. “Related Party Transactions” included in this supplement. Total returns before total return incentive fees also exclude related Expense Support, if applicable. See footnote (8) below for information regarding the percentage of total return incentive fees covered by Expense Support by share class for all periods presented. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares.

(7)	Actual results may not be indicative of future results. Additionally, an individual investor’s ratios may vary from the ratios presented for a share class as a whole.

(8)	Amounts represent net investment income before total return incentive fee and related Expense Support as a percentage of average net assets. For the three months ended March 31, 2022, none of the total return incentive fees were covered by Expense Support as the Company recorded reimbursement of Expense Support during this period. For the three months ended March 31, 2021, 100% of total return incentive fees for Class FA, Class I and Class S shares were covered by Expense Support and approximately 97%, 88% and 86% of total return incentive fees for Class A, Class T and Class D shares, respectively, were covered by Expense Support.

13. Subsequent Events

Investments

In May 2022, the Company, through a wholly-owned subsidiary, acquired an approximate 84% equity ownership interest in Vektek for consideration of approximately $56.9 million, subject to certain post-closing adjustments (the “Vektek Acquisition”). Additionally, on the closing date of the Vektek Acquisition, the Company, through a wholly-owned subsidiary, made a debt investment of approximately $24.4 million in the form of a senior secured note issued by Vektek.

Distributions

In April 2022, the Company’s board of directors declared a monthly cash distribution on the outstanding shares of all classes of common shares of record on May 27, 2022 of $0.104167 per share for Class FA shares, $0.104167 per share for Class A shares, $0.083333 per share for Class T shares, $0.093750 per share for Class D shares, $0.104167 per share for Class I shares and $0.104167 per share for Class S shares.

Offerings

In April 2022, the Company’s board of directors approved new per share offering prices for each share class in the Follow-On Public Offering. The new offering prices are effective as of April 27, 2022. The following table provides the new offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in the Follow-On Public Offering:

	Class A	Class T	Class D	Class I
Effective April 27, 2022:
Offering Price, Per Share	$34.22	$32.84	$30.97	$31.73
Selling Commissions, Per Share	2.05	0.99	—	—
Dealer Manager Fees, Per Share	0.86	0.57	—	—

Capital Transactions

During the period April 1, 2022 through May 11, 2022, the Company received additional net proceeds from the Follow-On Public Offering and distribution reinvestment plan of the following (in thousands except per share data):

	Proceeds from Follow-On Public Offering				Distribution Reinvestment Plan		Total
Share Class	Shares	Gross Proceeds	Sales Load	Net Proceeds to Company	Shares	Gross Proceeds	Shares	Net Proceeds to Company	Average Net Proceeds per Share
Class A	56	$1,897	$(146)	$1,751	7	$224	63	$1,975	$31.30
Class T	64	2,093	(94)	1,999	6	176	70	2,175	31.26
Class D	59	1,833	—	1,833	4	121	63	1,954	30.96
Class I	256	8,113	—	8,113	18	581	274	8,694	31.72
	435	$13,936	$(240)	$13,696	35	$1,102	470	$14,798	$31.49